FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

[redacted]

For the month of **April 2009**

Commission File Number **001-31522**

Eldorado Gold Corporation
(Translation of registrant's name into English)
1188-550 Burrard Street
Bentall 5
Vancouver, B.C.
Canada V6C 2B5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[ ]..... Form 40-F...[.**X**.]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __X__

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 9, 2009

ELDORADO GOLD CORPORATION

Dawn Moss, Corporate Secretary

eldoradogold

Eldorado Gold Corporation

2008 Annual Report




Tanjianshan mine, China


Kışladağ mine, Turkey

Summary

Corporate Profile

Eldorado Gold Corporation is a gold producer active in exploration and development in Brazil, China, Greece, Turkey and surrounding regions.

We are one of the lowest cost pure gold producers reporting, with a strong balance sheet, no debt and no hedge positions.

Our goal is to produce 700,000 to 800,000 ounces of gold annually by 2013. We are well positioned to grow in value as we create and pursue new opportunities in gold and other resources.

Our shares trade on the Toronto Stock Exchange (TSX) under the symbol ELD and on the New York Stock Exchange Amex (NYSE-A) under the symbol EGO.

2008 Highlights (All amounts expressed in U.S. dollars, unless otherwise stated)

Solid growth

- 308,802 ounces of gold produced (15% increase)
- 11.8 million ounces of measured and indicated resources and 4.2 million ounces of inferred resources (12% increase)
- 7.6 million ounces of proven and probable gold reserves (replaced reserves mined in 2008)

Low cost production

- Total cash cost of $289 per ounce, which positions Eldorado in the lowest quartile of production cost

Strong balance sheet

- Debt free and unhedged
- Paid all debt owed to HSBC Bank, releasing restricted cash
- Completed sale of São Bento mine to AngloGold Ashanti for $70.0 million
- Cash flow from operations of $0.30 per share

Proven ability to explore, develop, and operate

- Advanced construction at the Efemçukuru gold project in Turkey and at the Vila Nova iron ore project in Brazil
- Completed two transactions with the potential to add 300,000 ounces of annual production by 2013

Enhancing shareholder value

- Top performer on the S&P/TSX composite index with share appreciation of 65.5 per cent
- Record earnings of $0.46 per share



Sulphide Ore Processing Facilities
Tanjianshan mine, China



Coarse Ore Stock Pile
Kışladağ mine, Turkey

Letter to Our Shareholders

I am extremely pleased to report that 2008 was another successful year for Eldorado despite an extremely turbulent and volatile economic environment. Our teams around the world continue to execute in accordance with our articulated plans.

In 2008, our mines produced 308,802 ounces of gold at a total cash cost of $289 per ounce, maintaining our position as one of the lowest cost pure gold producers. Despite significant cost pressures we expanded operating cash margins for the fourth consecutive year. Our ability to grow our margins is in sharp contrast to other companies in our sector who have, despite higher gold prices, failed to deliver improved margins.

Our strong operating performance contributed significantly to the profit of $0.46 per share for the year. The market recognized and rewarded this performance: Eldorado was the top performer on the S&P/TSX composite index, with a share appreciation of 65.5 percent.

In Turkey at our Kışladağ mine the year saw the successful expansion of throughput from 5 to 10 million tonnes per annum and the conversion to owner operated mining with the purchase of our own mining fleet.

Construction began at our Efemçukuru project, where production is now anticipated to begin in 2010.

In China, our Tanjianshan mine produced in excess of plan with 118,468 ounces of gold for the year, while successfully managing the construction of the sulphide processing circuit that is presently being commissioned.

In 2008, we also completed two transactions, acquiring the Perama Hill project in Greece and establishing participation in the highly prospective Tocantinzinho project in the Tapajos district in Brazil. We believe that the development of these projects will provide the opportunity to contribute approximately 300,000 ounces of annual gold production to Eldorado within a five-year time frame.

The Company's exploration efforts, which totalled $19.7 million in expenditures, were rewarded by an expanded resource base. This enabled us to essentially replace reserves mined maintaining 7,561,000 ounces of proven and probable reserves at year-end.

The continued success of our Company is largely attributed to the dedication of our staff in the regions we operate.

It is with great enthusiasm that I look forward to together continuing to build a Company that we all take great pride in.

We remain committed in 2009 to following our stated path that provides for the development of a strong sustainable mining company based on high quality, low-cost, long-lived assets. Our strong balance sheet with no debt and no hedge positions supports our continued growth.

Sincerely,



Paul N. Wright
President and Chief Executive Officer
March 19, 2009


Growing Margins
$/oz
1,000
800
600
400
200
0
409
444
609
674
876
107
279
411
587
302
416
330
263
289
2004
2005
2006
2007
2008
Total Cash Cost
Margins
Realized Gold Price


Increasing Production
Au oz
800,000
640,000
480,000
320,000
160,000
0
2007 Actual
2008 Actual
2009 Forecast
2010 Forecast
2011 Forecast
2012 Forecast
2013 Forecast
São Bento
Kişladağ
Tanjianshan
Efemçukuru
Perama + TZ


Expanding Resources and Reserves
000s Au oz
16,000
12,000
8,000
4,000
0
2005
2006
2007
2008
Reserves
Measured
Indicated
Inferred

Resources and Reserves

GOLD	RESOURCES				RESERVES		
Property	Tonnes (x1000)	Grade (Au g/t)	In-Situ Gold ounces (x1000)		Tonnes (x1000)	Grade (Au g/t)	In-Situ Gold ounces (x1000)
Kişladağ							
Measured	72,810	1.04	2,432	Proven	67,746	1.08	2,353
Indicated	207,070	0.82	5,430	Probable	93,811	1.05	3,170
M + I	279,880	0.88	7,862	Total	161,557	1.06	5,523
Inferred	126,900	0.63	2,552				
Tanjianshan							
Measured	6,985	3.34	751	Proven	5,609	3.77	680
Indicated	2,941	2.76	261	Probable	1,152	3.71	137
M + I	9,926	3.17	1,012	Total	6,761	3.76	817
Inferred	3,493	3.54	398				
Efemçukuru							
Measured	1,235	13.80	548	Proven	1,320	11.89	505
Indicated	3,683	8.39	993	Probable	2,465	9.04	716
M + I	4,918	9.75	1,541	Total	3,785	10.04	1,221
Inferred	2,109	9.95	675				
Perama							
Measured	-	-	-	Proven	-	-	-
Indicated	11,710	3.62	1,363	Probable	-	-	-
M + I	11,710	3.62	1,363	Total	-	-	-
Inferred	8,733	1.96	552				
Total							
Measured	81,030	1.43	3,731	Proven	74,675	1.47	3,538
Indicated	225,404	1.11	8,047	Probable	97,428	1.28	4,023
M + I	306,434	1.20	11,778	Total	172,103	1.37	7,561
Inferred	141,235	0.92	4,177				

IRON	RESOURCES			RESERVES	
Property	Tonnes (x1000)	Grade (Fe%)		Tonnes (x1000)	Grade (Fe%)
Vila Nova					
Measured	2,285	63.5	Proven	2,285	63.5
Indicated	7,679	61.0	Probable	6,987	60.2
M + I	9,964	61.6	Total	9,272	61.0
Inferred	2,022	61.2			

Notes for Resources:

1) Gold price used was $725/oz.
2) Cut-off grades (gold g/t): Kişladağ: 0.4 g/t; Tanjianshan: 1.0 g/t; Efemçukuru: 3.0 g/t; Perama: 1.0 g/t.
3) Qualified Person: Stephen Juras, Ph.D., P.Geo. and Manager, Geology for the Company is the qualified person responsible for all the mineral resource estimates for the Company's material properties, namely Kişladağ, Tanjianshan and Efemçukuru; the Company does not currently consider Perama or Vila Nova to be material properties.

Notes for Reserves:

1) Gold price used for Kişladağ and Tanjianshan was $725/oz. and for Efemçukuru was $530/oz.
2) Cut-off grades (gold g/t): Kişladağ: 0.35 g/t oxide, 0.50 g/t sulphide; Tanjianshan: 1.3 g/t JLG oxide, 1.64 g/t JLG sulphide; Efemçukuru: 4.5 g/t.
3) Qualified Persons: Richard Miller, P.Eng. and Manager, Mine Engineering of the Company, is responsible for the Kişladağ and Tanjianshan reserves; Andy Nichols, P.Eng., Chief Mining Engineer of Wardrop Engineering, is responsible for the Efemçukuru reserves.
4) Mineral Reserves include Mineral Resources.

Production Highlights

	First Quarter 2008	Second Quarter 2008	Third Quarter 2008	Fourth Quarter 2008	Fourth Quarter 2007	2008	2007
Gold Production							
Total Ounces Produced	67,234	87,380	72,343	81,845	32,000	308,802	281,135
Commercial Production	67,234	87,380	72,343	81,845	32,000	308,802	268,643
Cash Operating Cost ($/oz)[1,4]	213	229	283	298	216	257	236
Total Cash Cost ($/oz)[2,4]	268	259	313	319	262	289	263
Total Production Cost ($/oz)[3,4]	393	293	402	404	522	370	338
Realized Price ($/oz-sold)	933	904	870	800	774	876	674
Kişladağ Mine, Turkey[5]							
Commercial Production	27,228	55,490	46,863	60,753	-	190,334	135,306
Tonnes to Pad	529,480	2,092,957	2,562,343	2,371,101	-	7,555,881	4,547,860
Grade (grams/tonne)	1.18	1.47	1.05	1.34	-	1.27	1.33
Cash Operating Cost ($/oz)[4]	217	230	270	279	-	254	189
Total Cash Cost ($/oz)[2,4]	218	232	273	281	-	256	192
Total Production Cost ($/oz)[3,4]	246	273	310	314	-	291	224
Tanjianshan Mine, China							
Total Ounces Produced	40,006	31,890	25,480	21,092	32,000	118,468	138,162
Commercial Production	40,006	31,890	25,480	21,092	32,000	118,468	125,670
Tonnes Milled	223,395	193,035	226,126	216,273	173,945	858,829	757,354
Grade (grams/tonne)	6.83	6.04	4.16	4.33	7.20	5.31	6.23
Cash Operating Cost ($/oz)[4]	211	229	306	352	216	261	288
Total Cash Cost ($/oz)[2,4]	302	305	387	429	261	343	342
Total Production Cost ($/oz)[3,4]	493	327	571	664	526	496	472
São Bento Mine, Brazil							
Commercial Production	-	-	-	-	-	-	7,667
Tonnes Milled	-	-	-	-	-	-	20,069
Grade (grams/tonne)	-	-	-	-	-	-	11.71
Cash Operating Cost ($/oz)[4]	-	-	-	-	-	-	208
Total Cash Cost ($/oz)[2,4]	-	-	-	-	-	-	224
Total Production Cost ($/oz)[3,4]	-	-	-	-	-	-	152

1 Cost figures calculated in accordance with the Gold Institute Standard.
2 Cash Operating Costs, plus royalties and the cost of off-site administration.
3 Total Cash Costs, plus foreign exchange gain or loss, depreciation, amortization and reclamation expenses.
4 Cash Operating, Total Cash and Total Production Costs are non-GAAP measures. See the section "Non-GAAP Measures" in the MD&A.
5 Kişladağ temporarily ceased operations on August 18, 2007 and re-opened on March 6, 2008.


Vineyard project in Efemçukuru, Turkey

Stakeholder and Community Relations

At Eldorado, we believe that only by taking a responsible approach can a company achieve long-term financial success and maintain its "social license" to operate. For us, corporate social responsibility means doing the right thing – investing in infrastructure, economic development, and health and education – so that we can help enrich the communities where we operate.

Over the past decade, we have operated mines around the world – in Mexico, Brazil, Turkey and China. We are proud of our record of implementing industry best practices that minimize environmental impacts while maximizing social and economic benefits.

We are committed to fostering open dialogue between ourselves and the members of the local communities where our mines are located. This enables us to undertake initiatives that bring positive impacts to communities and meet their specific needs – whether it's creating new infrastructure, investing in education and training, or supporting economic development projects in the area.

In the following section, we describe our commitment to responsible operations throughout all stages of the mine cycle, and then highlight our initiatives relating to the environment and community development over the past 10 years of our operations.

Committed to responsible operations throughout the life of a mine

We bring new opportunities and build value for our stakeholders at all stages of the mining cycle, from initial exploration through to mine closure and reclamation.


Exploration
Development
Construction and Training
Mining and Processing
Reclamation and Closure

Exploration

We initiate our community relations activities in the early stages of the mining cycle. During exploration, while we conduct geological surveys and sampling to determine the existence and location of an ore deposit, we initiate dialogue with local community members to identify their main social and environmental concerns and start our baseline data recording. This is a period of building trust – of listening to our stakeholders to better understand their needs.

Development

During the development stage, we complete a feasibility study that outlines the economics, optimal mining method and mineral recovery process for the project, including closure considerations. It is also during this stage that we file an Environmental Impact Assessment (EIA) report with the appropriate authorities. As part of preparing an EIA, we conduct extensive environmental testing and studies to firmly establish baseline data and characteristics for air, water, soil and biodiversity.

During the development stage, the results of our dialogue with the surrounding communities start to materialize. Depending on the communities' needs and priorities, we begin infrastructure development initiatives that include improving roads, building sewage systems or drilling water wells.

Construction and training

We train all employees and instruct construction contractors in the best environmental, health and safety practices, procedures and controls. We also make it a priority to hire local residents when recruiting new personnel. Based on our dialogue with the communities, we identify gaps in skills, provide on-the-job training and work with local technical schools and universities to enhance their mining-specific programs to help increase employability.

An example of this kind of partnership was our agreement with the Technical School in Barão de Cocais, Brazil. We helped approximately 80 new technicians each year in the mining and mechanics technical programs by providing the facilities for their internship at our São Bento mine, until its closure.

Mining and processing

All our mining operations comply with local


Exploration activities in Brazil


Construction of the Vila Nova iron ore project, Brazil


Gold pour at the Kışladağ mine, Turkey

and international environmental standards. We implement the practices described in our EIA and our feasibility study to mitigate any potentially negative environmental effects of the mine's construction and operation.

We work to maintain a good safety record by investing in environmental, health and safety training. This is of considerable importance in mining operations, which require the use of hazardous materials and substances such as explosives and process chemicals.

It is during this stage of a mine's life cycle that communities begin to more fully benefit from the nearby presence of an operating mine. We employ approximately 1,400 employees and contractors worldwide, the majority of whom are from the local communities near our operations. The competitive salaries and benefits we pay our employees and contractors enable them to improve their families' standard of living.

In addition to creating jobs in local communities, we promote many sustainable economic development initiatives. Since the life of any mine is limited, we encourage and work with local communities to create new opportunities for economic development, even after the mine is closed.

In Brazil, for example, we partnered with four other companies and the Santa Bárbara government to create and support the Municipal Social and Economic Development Agency, an organization mandated to help local enterprises identify and pursue opportunities.

In Turkey, we donated funds to the Uşak Agricultural Directorate for the Sheep Genetic Improvement Project. Rams were distributed to the Uşak villages, and there has been an improvement in the quality of the local flocks. Community members have seen increased profits resulting from improved sheep fertility and better wool value.

In 2008, we also launched a pilot project in Efemçukuru to establish a local vineyard based on a study conducted by a university researcher to identify how we could help local farmers obtain greater value from their crops. As part of the project, we planted 11,200 vines on our Efemçukuru property. Local farmers will benefit from the introduction of new technologies and best practices.


Vineyard project at Efemçukuru developing mine, Turkey

Reclamation and closure

During the operating life of a mine, research is conducted to establish best reclamation practices. These reclamation activities are concurrent with mine operations.

Once a mine is no longer profitable to operate, we close the mine site and conduct reclamation activities so that the physical environment can successfully transition to a productive ecosystem.

We have an excellent record on mining closure and reclamation. In October 2000, we were the first company to receive a final full regulatory environmental release from the Mexican government for reclamation activities at our La Trinidad mine near Rosario, Mexico. The former mine became a lake capable of supporting fish.


La Trinidad mine in Mexico

Protecting the environment

We are committed to best practices in protecting the environment and ensuring the health and safety of our workers.


Water sampling at São Bento mine, Brazil


Environmental Education Centre at São Bento mine, Brazil


Waste management at Kişladağ mine, Turkey

Ongoing monitoring and analysis

We monitor the air, water and soil throughout the development phase of a project and during mine operations to ensure that our mitigation measures are having their intended effect. We share the results of our monitoring programs and analyses with governments and other stakeholders, including non-governmental organizations and local communities.

At our Kişladağ mine in Turkey, for example, we are regularly audited by the Inspection and Monitoring Committee – a group created by the Uşak government that includes members from non-governmental organizations.

Water

We monitor and evaluate both surface and underground water on a monthly basis, in line with the local water control regulations and the commitments we have made in our EIA report. An independent agent analyzes these samples and we share the results with government agencies as well as with other stakeholders. Additionally, we conduct a thorough evaluation of the water samples we collect from strategically located monitoring wells to check for any changes in the underground water quality.

Biodiversity

To minimize the impact on the local fauna and flora in the areas where we operate, we invest in programs that help preserve native biodiversity.

At our Kişladağ gold mine in Turkey, we planted native trees along the mine roads and we maintain greenhouses around the mine area where we grow flowers and shrubs. We've also helped reforest the neighbouring communities. In 2002, we planted 72,000 young trees in the Eşme area and we reforested Söğütiü Village/Ulubey in 2008.

In Brazil, we created a 180-hectare environmental preservation area inside the mine property, for which we received the government's Environmental Preservation Award in 2004. This preservation area was created to safeguard and enhance habitat for native flora and fauna.

The Environmental Education Centre we established at the site to share the results of our studies on the local flora and fauna has provided information to more than 50,000 students and teachers.

In 2008, our Tanjianshan mine received one of two Provincial Awards for Environment Friendly Projects from the Provincial Environment Protection Bureau in recognition of our environmental initiatives at the mine site.

Air quality

We regularly monitor dust levels at our mine sites as stipulated by air quality control regulations.

At our Kişladağ mine, we paved the main access road. We also use water trucks to minimize dust on the mine's internal roads during intense production periods, and the crushing areas include water sprays and filters to collect dust.

Noise

We use advanced equipment to monitor each site's noise levels, and our employees use ear protection during production periods.

Waste

We manage our waste and have implemented recycling programs throughout our operations.

In Turkey, for example, the wastes generated by the operation of our Kişladağ mine are sent to a licensed firm authorized by the Environmental and Forestry Ministry to be recycled or disposed of according to the relevant regulations.

Worker safety

The health and safety of our workers is our top priority. We conduct ongoing health and safety training.



Kişladağ is currently the largest gold mine in Turkey

Enhancing local communities

Our community enhancement programs have evolved out of our ongoing conversations with local community members. These programs are generally focused on four areas: education and training, infrastructure, community life and economic development.


Desks upgrade at the Agong Chunwa Tibetan Village Primary School, China


Uşak Governor and Eldorado's CEO at dedication of village water system, Turkey


Community historical heritage preservation close to São Bento mine, Brazil

Education and training

Brazil

- Preventive health and safety program: offered training to employees and their family members on health, nutrition, hygiene and safety
- School uniforms: donated uniforms to public school students in Brumal and Barra Feliz
- Partnership with local technical schools: allowed students enrolled in the mining and mechanics technical courses in the Barão de Cocais community to use our facilities during their internships
- Partnership with schools: welcomed students to our facilities so they could better understand the industrial application of academic subjects such as chemistry, mathematics and biology
- Employee education: offered tutoring and support materials for employees to complete their elementary and secondary education
- Volunteer tutoring: created a tutoring program in the public schools in Barra Feliz and Carrapato

China

- School facility upgrade: replaced the roof, improved the facilities and purchased equipment and books for students and teachers at the Agong Chunwa Tibetan Village Primary School

Turkey

- High school education: encouraged female students to complete their high school education in Efemçukuru's neighbouring villages; five girls recently completed high school compared to only one the year before
- Donated computers to Ulubey College

Infrastructure

Brazil

- Provided furnishings for a court hearing room in Santa Bárbara

Turkey

- Helped finance a new building planned for Uşak University
- Completed in 2003 water distribution pipelines to bring fresh water to nine villages nearest to the mine
- Paved all main roads in Kişladağ with cobblestones and conducted ongoing repairs and upgrades to all roads in the Gümüşkol, Katrancilar, and Söğütiü villages
- Installed sewage systems in Gümüşkol village and Ulubey, Katrancilar village and Eşme and Söğütiü village and Ulubey, and planned a similar program for Bekişli village and Eşme

- Drilled water wells to provide potable water for the communities of Ulubey, Eşme, Gümüşkol, Katrancilar, Bekişli, Söğütiü, Küçükilyasli, Karaömerli, Akçaköy and Güzelköy; planned a similar program for Söğütiü village/Ulubey
- Constructed a hemodialysis centre in Eşme (prior to this, people needed to travel 60 km to be treated in Uşak)
- Donated money to the Uşak health department to purchase a health scan bus for Uşak and surrounding villages
- Repaired the Crisis Center in the village of Ulubey
- Donated a pickup truck to the municipality of Kişladağ, built fire ponds to help the Uşak Forestry Department prevent fires, built a milk tank building in Gümüşkol village and Ulubey, built a water pump in the Omurca municipality and installed a septic tank in the Hasköy municipality
- Repaired a camera system for the Eşme police department to assist in crime prevention

China

- Contributed to an earthquake relief fund after the Sichuan earthquake in May 2008

Community life

Brazil

- Matriz de Santo Antonio: restored the nineteenth-century church towers as part of a community historical heritage preservation project
- Pio XII Square: assisted in re-building this historical heritage square in the commercial centre of Santa Bárbara
- Christmas party: donated toys to children in need in Brumal and Barra Feliz

Turkey

- Built a football field in the Gümüşkol village/Ulubey area, a wedding hall in Kişladağ, a meeting hall/village house in Katrancilar village and a new public house building for the imam in Söğütiü village/Ulubey
- Mosque repair and painting: planned repairs to the mosques of Söğütiü and Gümüşkol villages

Sustainable economic development

Brazil

- Along with four other companies and the Santa Bárbara government, we helped establish the Municipal Economic and Social Development Agency to support socio-economic development in the region

Turkey

- Vineyard project in Efemçukuru: we hired a university professor to conduct a study on how we could help local farmers get more value from their vineyards. We recently planted 11,200 cabernet sauvignon, merlot and syrah vines on our property; this may provide a valuable economic opportunity for local farmers as the vines develop and mature over the next five to ten years.
- Sheep Genetic Improvement Project: we donated funds to Uşak Agricultural Directorate to distribute rams to the Uşak villages. As a result, there was an improvement in the quality of the local flocks (in terms of both improved fertility and better wool value) and community members saw increased revenues.
- Kişladağ Mine Foundation: in co-operation with the Canadian International Development Agency, we developed a business plan that identified initiatives with specific sustainable development criteria, including agriculture and training.



Health scan bus for Uşak and its surrounding villages, Turkey


CATERPILLAR
CAT 785C
106
HITACHI
EX3600
Kisladag's own mining fleet, Turkey

Financial Review

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(For the years ended December 31, 2008 and 2007)

This Management's Discussion and Analysis ("MD&A") reviews the business of Eldorado Gold Corporation ("Eldorado", "we" or "the Company") and compares the Company's financial results for 2008 with those of 2007. For a comprehensive understanding of Eldorado's financial condition and results of operations, you should read this MD&A together with the consolidated financial statements and accompanying notes. Unless otherwise noted, all monetary amounts are in United States dollars. This MD&A is prepared as of March 18, 2009.

1. 2008 – Year in Review

Eldorado is one of the world's lowest cost gold producers engaged in gold mining and related activities including exploration, development, extraction, processing and reclamation. Based in Vancouver, Canada, Eldorado is listed on the Toronto Stock Exchange (TSX) under the symbol ELD and on the New York Stock Exchange Amex (NYSE-A) under the symbol EGO. ELD is on the S&P/TSX Global Gold Index and EGO is part of the AMEX Gold BUGS Index. We own and operate the Kişladağ gold mine ("Kişladağ") in Turkey and the Tanjianshan gold mine ("TJS") in China, and we are developing gold projects in Turkey and Greece as well as an iron ore project in Brazil.

During the year ended December 31, 2008, we:

- Reported record earnings of $0.46 per share (2007 – $0.10),
- Produced 308,802 ounces of gold at a cash operating cost of $257 per ounce (2007 – 281,135 ounces at $236 per ounce),
- Sold 316,918 ounces of gold at a realized average price of $876 per ounce (2007 – 266,012 ounces, $674 per ounce),
- Resumed operations on March 6, 2008 at Kişladağ, which had been on standby since August 18, 2007, and completed the mine's expansion project, doubling its mining and processing capacity to a rate of 10 million tonnes of ore per year.
- Completed the sale of our São Bento gold mine in Brazil ("São Bento") to AngloGold Ashanti for $70.0 million in AngloGold Ashanti shares, resulting in a gain of $72.5 million after consideration of net liabilities divested ($0.21 per share),
- Began construction of our Efemçukuru gold mine ("Efemçukuru") in Turkey,
- Neared completion of construction of our Vila Nova iron ore mine ("Vila Nova") in Brazil,
- Acquired Frontier Pacific Mining Corporation ("Frontier") and its Perama Hill gold development project ("Perama Hill") in Greece,
- Finalized an agreement with Brazauro Resources Corporation to earn an interest in the 43,000 hectare Tocantinzinho gold project ("Tocantinzinho") in Brazil and
- Generated $105.5 million in cash from operating activities (2007 - $69.8 million), which was used to pay off debt of $70.9 million and fund ongoing development projects.

Net income for the year

In 2008, Eldorado's profits increased substantially over the previous year. Our consolidated net income for 2008 was $163.7 million or $0.46 per share (2007 – $35.4 million or $0.10 per share). The main contributors to our 2008 operating results were strong performances from Kişladağ and TJS as well as the $72.5 million gain on the sale of São Bento.

Sales from Kişladağ totalled 185,425 ounces of gold (2007 – 142,725 ounces) at an average price of $871 per ounce (2007 – $660), while cash operating costs averaged $254 per ounce (2007 – $189). Sales from TJS totalled 131,493 ounces of gold (2007 – 112,646 ounces) at an average price of $884 per ounce (2007 – $694), while cash operating costs averaged $261 per ounce (2007 – $288).

Net income for the fourth quarter

Our consolidated net income for Q4 2008 was $100.7 million or $0.27 per share (Q4 2007 – net loss of $9.1 million or $0.03 per share). Excluding the $72.5 million gain on the sale of São Bento, our consolidated net income was $28.2 million or $0.08 per share. Gold revenues for Q4 2008 increased 159% compared to Q4 2007 due to higher selling prices and increased ounces sold. Selling prices during Q4 2008 increased 3% and units sold increased 48,063 ounces, or 151%, compared to Q4 2007. Kişladağ operations shut down on August 18, 2007 and remained shut down during all of Q4 2007, resulting in lower gold production for that quarter. Operating costs for Q4 2008 were $25.9 million, an increase of 187% over Q4 2007 due to the shutdown of the Kişladağ during Q4 2007. Costs of sales per ounce increased at TJS as a result of lower grades and recoveries from transitional ore at the newly opened Jinlonggou pit ("JLG") as well as higher stripping costs.

Financial position

Gold has maintained its value during the current global economic crisis, with average prices up 30% as compared to 2007. In 2008, we sold 19% more ounces of gold than in 2007, at an average realized gold price of $876 per ounce, a 30% increase from 2007. In general, unit costs of our Turkish and Chinese operations have increased due to inflation and operational factors, offset at Kişladağ by gains from the weakening of the Turkish lira relative to the US dollar and at TJS by the shift to contract mining. The Turkish lira weakened by 20% relative to the US dollar during the second half of 2008. A beneficiary of the current economic crisis is the US dollar, which has gained relative to a number of currencies since August 2008.

While Eldorado's financial performance has not been negatively impacted, the economic downturn has adversely affected other exploration stage or intermediate mining companies in which Eldorado holds equity interests. In the fourth quarter, we recorded an impairment loss of $0.5 million relating to an other than temporary decline in the fair value of one of our investments. Additionally, we recorded a $5.9 million charge to other comprehensive losses related to unrealized losses on two of our investments. As part of our growth strategy, we will continue to leverage our resources by making strategic equity investments. Investments in marketable securities available-for-sale represented 1.3% of our total assets as at December 31, 2008.

Eldorado is well positioned to confront the current economic crisis with strong cash reserves and no long-term debt. At December 31, 2008, we held $61.9 million in cash and short-term deposits (2007 – $46.0 million), had no restricted cash or long-term debt (2007 – $65.7 million restricted cash, $65.5 million long-term debt) and had an environmental guarantee deposit of $2.5 million (2007 – $8.3 million). The reduction in the environmental guarantee is the result of obtaining a favourable bank guarantee. We remain hedge free.

Corporate developments

Frontier acquisition

On July 7, 2008, we completed the acquisition of Frontier. Under the terms of the agreement, each Frontier common share was exchanged for 0.122 common shares of Eldorado, CA$0.0001 in cash and one Exchange Receipt. Each Exchange Receipt entitles the holder to receive an additional 0.008 Eldorado common shares if, prior to July 1, 2009, a Joint Ministerial Resolution is issued in Greece by the Joint Ministerial Council (comprised of the ministries of the Environment, Agriculture, Development and Health) accepting the Environmental Terms of Reference drafted by the Ministry of Environment regarding Perama Hill.

Eldorado issued 20,339,334 common shares and paid $0.02 million in cash in connection with this transaction. No value was assigned to the Exchange Receipts as we believe it is highly unlikely that the condition for their exchange into Eldorado shares will be met. The total consideration paid for Frontier was valued at $158.6 million and Eldorado incurred acquisition costs of $3.9 million.

This transaction was accounted for as an asset acquisition because Frontier was in the development stage. Eldorado's consolidated financial statements include 100% of Frontier results from July 7, 2008.

This acquisition affected our balance sheet as is explained in Note 4 of the consolidated financial statements. We recorded a future tax liability of $51.4 million, which results from an imputed income tax liability we incurred due to the difference between the allocated fair values and tax values of the property, plant and equipment assets we acquired.

Brazauro agreement

On July 8, 2008, Eldorado entered into an option agreement with Brazauro Resources Corporation ("Brazauro") under which Eldorado can acquire from Brazauro a 60% to 75% interest in Tocantinzinho in Brazil in return for purchasing Brazauro securities ("units"), undertaking $9.5 million of exploration and development expenditures and paying Brazauro $90.0 million plus a production decision fee of up to $10.0 million. On July 24, 2008, Eldorado subscribed for 8,800,000 units of Brazauro at a price of C$0.95 per unit. Each unit includes one common share of Brazauro and one warrant. Each warrant will entitle the holder to acquire one-half of one common share of Brazauro at a price of C$1.30 per share for a period of 18 months.

The purchase price of the 8,800,000 units was allocated between marketable securities and mineral interest based on the fair value of the Brazauro units on July 18, 2008 – the date that Eldorado notified Brazauro of its decision to proceed with the transaction. The fair value of the units of $4.9 million was recorded in marketable securities while the value of the option of $3.4 million was record in mineral interest.

São Bento divestiture

On December 15, 2008, we completed the sale of São Bento to AngloGold Ashanti ("AngloGold") for $70.0 million payable by the issuance of 2,701,660 common shares of AngloGold, resulting in a gain on the sale of $72.5 million after consideration of net liabilities divested. As of December 31, 2008, we had sold 1,566,500 AngloGold shares for cash of $25.5 million and accounts receivable of $16.2 million, generating a gain on disposal of $1.1 million over the cost of the shares. The remaining 1,135,160 shares were valued at $31.5 million at December 31, 2008 and reported as Marketable Securities on the Balance Sheet. The shares generated an unrealized gain of $2.0 million when marked to the market price at year-end. All of the remaining shares were sold in January 2009.

2. Production

OPERATING DATA [1]	2008	2007	2006
TOTAL GOLD PRODUCTION			
Total ounces produced	308,802	281,135	135,653
Commercial production	308,802	268,643	135,653
Cash operating costs ($/oz) [4]	$ 257	$ 236	$ 324
Total cash cost ($/oz) [2, 4]	$ 289	$ 263	$ 330
Total production cost ($/oz) [3, 4]	$ 370	$ 338	$ 343
KISLADAG MINE, TURKEY [5]			
Commercial production	190,334	135,306	70,895
Cash operating costs ($/oz) [4]	$ 254	$ 189	$ 206
Total cash cost ($/oz) [2, 4]	$ 256	$ 192	$ 208
Total production cost ($/oz) [3, 4]	$ 291	$ 224	$ 229
TANJIANSHAN MINE, CHINA [6]			
Total ounces produced	118,468	138,162	n/a
Commercial production	118,468	125,670	n/a
Cash operating costs ($/oz) [4]	$ 261	$ 288	n/a
Total cash cost ($/oz) [2, 4]	$ 343	$ 342	n/a
Total production cost ($/oz) [3, 4]	$ 496	$ 472	n/a
SAO BENTO MINE, BRAZIL [7]			
Commercial production	-	7,667	64,758
Cash operating costs ($/oz) [4]	$ -	$ 208	$ 454
Total cash cost ($/oz) [2, 4]	$ -	$ 224	$ 464
Total production cost ($/oz) [3, 4]	$ -	$ 152	$ 467

Notes

1 Cost figures calculated in accordance with the Gold Institute Standard.
2 Cash operating costs, plus royalties and off-site administration costs.
3 Total cash costs, plus foreign exchange gain or loss, depreciation, amortization and reclamation expenses.
4 Cash operating, total cash and total production costs are non-GAAP measures. See the section "Non-GAAP Measures" of this MD&A.
5 The Kişladağ mine temporarily ceased operations on August 18, 2007 and reopened on March 6, 2008.
6 The Tanjianshan mine began commercial production on February 1, 2007.
7 Q2 2007 was the last quarter of production at the São Bento mine.

3. Operations

Tanjianshan mine

In 2008, we milled a total of 858,829 tonnes of ore at TJS at an average grade of 5.31 g/t, resulting in 118,468 ounces of gold produced at an average cash operating cost of $261 per ounce.

Capital expenditures for the year were $38.9 million, with the majority of the capital spending allocated to the Phase II construction program. At completion, Phase II will include a sulphide ore processing facility to treat sulphide ore from the newly opened JLG pit as well as an expanded tailings dam. Commissioning is expected in the first quarter of 2009.

The mining contractor operated to expectations in 2008, validating our decision to move to contract mining.

Kişladağ mine

During 2008, approximately 7,555,881 tonnes of ore were placed on the leach pad at Kişladağ at an average grade of 1.27 g/t, and we produced 190,334 ounces of gold at an average cash operating cost of $254 per ounce. Mining operations resumed on March 6, 2008 after a court injunction forced the mine to close on August 18, 2007.

Capital expenditures for the year were $27.3 million, with capital spending allocated to mobile equipment for plant and infrastructure upgrades ($11.3 million), an excavator and trucks ($5.2 million), the lime project ($3.4 million), geological core drilling ($2.3 million) and a 200 tonne process crane ($1.7 million). The remaining $3.4 million consisted of smaller purchases and upgrades.

4. Development

Efemçukuru

We drilled 1,519 meters at Efemçukuru in 2008. Of this, 961 meters were to explore the down plunge and along-strike extensions of the North Ore Shoot and 558 meters were for geotechnical purposes to support detailed mine designs.

We received forestry permits during the year covering all the forestry land needed for construction. By the end of 2008, we had completed the new access road to the site and had cleared and grubbed the plant site, rock dump and tailings area. We began constructing the north and south underground portals during the year, as well as the access road and pad for the north portal. We have ordered items with long lead times, such as the ball and SAG mills, and we have finalized the process design criteria. We negotiated the contract for underground pre-production development and awarded it to a Turkish contractor. Manpower increased significantly as staff positions were filled during the year.

At the end of 2008, we had purchased approximately 78% of the land required for operations. An expropriation decree was awarded to our wholly owned subsidiary, Tüprag Metal Madencilik Sanayi ve Ticaret A.S. ("Tüprag") that will allow the company to acquire the remaining private land at a price set by the government. During the year, the Fourth Administrative Court in Izmir ruled in favour of the Environmental Positive Opinion issued by the Ministry of Environment and Forestry for the project.

Capital spending at Efemçukuru in 2008 was $14.3 million.

Vila Nova iron ore

On February 25, 2008, we received a construction permit issued by the Environmental Agency of Amapa State for the Vila Nova Iron Ore project and we were able to start construction and development activities.

During 2008, the majority of the construction was completed, including the crushing and screening plant, the run of mine ("ROM") and finished product stockpiles, and the tailings impoundment area. We finished clearing the open pit, stockpiled topsoil and took delivery of all the major mining equipment, which is ready for use. We drilled a total of 2,708 meters during the year for metallurgical characterization and mine planning, and we are continuing negotiations on the sale of the iron ore.

5. Exploration

In 2008, exploration costs increased to $19.7 million (2007 – $14.6 million) as we expanded our exploration activities in Brazil, Turkey, China and the USA. Included in these costs were $7.4 million (2007 – $3.0 million) in deferred exploration costs reported in mineral interests on the balance sheet. Exclusive of stock-based compensation costs of $1.4 million, we incurred exploration expenditures of $8.7 million in Turkey, $3.4 million in China, $3.1 million in Brazil, $1.1 million in the USA and $2.0 million in other locations.

Turkey
Our main reconnaissance focus in 2008 was on the Sayacik project, adjacent to Kişladağ. Work included detailed mapping, a magnetic geophysical survey and soil geochemical sampling. Program planning and government permitting processes were also begun for planned drill testing in 2009. We also conducted work on properties in the Central and Eastern Pontide regions of Turkey that included stream sampling and general mapping/prospecting. Positive results were obtained for the Arpali porphyry project and further work is planned in 2009.

At Efemçukuru, we completed 7 drill holes totalling 1,292 meters over the North Ore Shoot. The holes successfully intersected precious metal and base metal rich intercepts down plunge from current limits. Detailed mapping and soil geochemical sampling programs were also carried out over the property.

We executed a 45 hole, 16,586 meter exploration drilling program at Kişladağ. Results outlined areas of new oxide mineralization in the southeast portion of the deposit and confirmed lateral extensions of sulphide mineralization to the southeast and west.

Brazil
Our exploration efforts in Brazil focused on general reconnaissance of prospective lands in the Carajas and Tapajos regions of Para state. During Q4 2008, emphasis switched to managing an infill diamond drill campaign at Tocantinzinho as part of our joint venture commitment with Brazauro Resources. We drilled 3,518 meters in 11 diamond drill holes by year-end. Results confirmed extent and predicted gold grades in areas of inferred mineral resources.

China
We completed 70 drill holes totalling 15,500 meters at TJS during 2008. Most of the drilling tested the Xijinggou and Qinlongtan ("QLT") areas of the property. Xijinggou drilling outlined two main areas of gold mineralization on which inferred mineral resources were estimated at year-end. QLT drilling proved the presence of a dip reversal in the mineralized zone below the open pit floor.

USA
We conducted mapping, soil geochemical sampling and ground magnetic geophysical surveys on our joint venture projects with AuEx Ventures (Buffalo Canyon, Green Monster, Hays Canyon and Klondike North). We also executed a reverse circulation drill program on one of the projects, Klondike North, where drilling totalled 2,584 meters in 12 holes.

6. Legal

Kişladağ
On February 28, 2008, the Turkish Ministry of Environment and Forestry and Eldorado's subsidiary Tüprag (as co-defendant) filed an appeal requesting the 6th Department of the High Administrative Court reconsider its February 6 decision on the essence of the Kişladağ EIA case. This appeal is now at the high administrative court waiting for consideration. There has been no change in the status of the case since the first quarter of 2008.

Efemçukuru
On January 26, 2009, the Sixth Department of the High Administrative Court in Ankara, Turkey delivered a favourable decision for the Company in cases by certain third parties seeking to cancel the Environmental Positive Certificate for Efemçukuru issued by the Turkish Ministry of Environment and Forestry.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

7. Review of Financial Results

Net income

Our consolidated net income for 2008 was $163.7 million or $0.46 per share (2007 – $35.4 million or $0.10 per share). Strong performances from Kişladağ and TJS as well as the $72.5 million ($0.21 per share) gain on the sale of São Bento, were the main factors in explaining our record net income. Additionally, net income was positively affected by a $9.2 million decrease in future income tax related to a 20% reduction in Greek income tax rates.

Gold revenues

Our gold revenues consist of gold bullion sales at spot. We sell the refined bullion either to large financial institutions or on the Istanbul and Shanghai Gold Exchanges.

Gold revenues in 2008 increased 55% over 2007 due to increases in both selling prices and sales volumes. Selling prices in 2008 increased 30% over 2007, and ounces sold in 2008 increased 19% over 2007, reflecting increased production from Kişladağ and TJS.

	2008	2007	2006
Gold ounces sold			
Kişladağ	185,425	142,725	63,352
Tanjianshan	131,493	112,646	–
São Bento	-	10,641	64,200
Total gold ounces sold	316,918	266,012	127,552
Average selling price per ounce	$ 876.32	$ 674.04	$ 608.70
Gold revenues (000s)	$ 277,723	$ 179,302	$ 77,641

Interest and other income

Interest income earned on cash, short-term money market investments and restricted cash balances held during 2008 was $2.9 million (2007 – $7.5 million). The decrease in interest income from 2007 was the result of lower average cash balances during 2008 as well as a decline in interest rates. Other income of $7.6 million in 2008 (2007 – $1.9 million) was related to the sale of excess electricity at São Bento as well as Brazilian tax credits resulting from the spin-off of Vila Nova from São Bento prior to the sale of São Bento to AngloGold.

Operating costs

Operating costs in 2008 increased 27% over 2007 due to increased sales volumes and higher costs of production at Kişladağ. At Kişladağ, production costs increased due to increased lime consumption, as ore with higher sulphide content was treated on the leach pad. Production costs at TJS were lower than 2007 as a result of lower mining costs related to the change from Company-owned mining equipment to contract mining, as well as lower strip ratios at the QLT pit.

Depletion, depreciation and amortization

Depletion, depreciation and amortization ("DD&A") expense of $26.0 million (2007 – $20.0 million) was higher than 2007 due to higher volumes of ore processed at Kişladağ.

General and administrative

General and administrative costs reflect the costs of our head office in Vancouver, Canada, as well as our liaison offices in Ankara, Turkey and Beijing, China. We have continued to add to our administrative staff to support expanding international operations. General and administrative expense of $38.3 million increased $11.5 million over 2007, primarily due to higher stock-based compensation costs allocated to general administrative expense, and the addition of administrative staff in Vancouver.

Exploration expense

Exploration activities are discussed in the section "Exploration" of this MD&A.

Mine standby costs

Mine standby costs of $2.4 million reflected the costs of maintaining Kişladağ while it was shut down in Q1 2008 (2007 - $6.6 million).

Asset retirement obligation costs

Asset retirement obligation costs in 2008 of $3.1 million reflected a $2.5 million revision to estimated future reclamation costs at São Bento prior to its sale (2007 - $0.6 million).

Foreign exchange (gain) loss

We reported a foreign exchange loss of $0.2 million in 2008 (2007 - $4.7 million gain). Foreign exchange losses in Brazil and China were partially offset by foreign exchange gains in Greece and Turkey. The major factor in the foreign exchange gains was the revaluation of future income tax liabilities denominated in non-US currencies into US dollars.

Gain on disposal of assets

We reported a net gain on the disposal of assets totalling $70.8 million (2007 - $3.6 million). The net gain included a $72.5 million gain on the sale of São Bento and a $1.7 million loss on the disposal of mining equipment at TJS.

Gain on marketable securities

In 2008 we reported a net gain on marketable securities of $2.5 million (2007 - $0.2 million). The net gain included a $1.1 realized gain on the sale of AngloGold shares, a $2.0 unrealized gain on AngloGold shares marked to market at year-end, a $0.5 million impairment adjustment to the carrying value of marketable securities treated as available for sale financial instruments and a $0.1 million unrealized loss in other marketable securities held for trading.

Interest and financing costs

Interest expense in 2008 was $2.9 million, compared to $3.4 million in 2007, reflecting the decrease in interest rates and the repayment of debt in during the year.

Unrealized gain on derivative contract

In 2007 we recorded a $3.0 million asset, reflecting the fair value of an energy contract related to São Bento, which we concluded was a derivative financial instrument. This resulted in the recognition of an unrealized gain in 2007 of $2.1 million. In 2008 we charged $3.0 million to loss on derivative contract as the life of the contract had expired prior to the sale of São Bento.

Income taxes

Current income tax expense for 2008 was $25.4 million (2007 - $4.8 million). Tax expense by country was: Turkey - $14.4 million (2007 - nil), China - $6.9 million (2007 - $4.8 million) and Brazil - $4.1 million (2007 - nil). Tax expense in Turkey was nil in 2007 due to the mine shutdown of Kişladağ in the second half of the year. Tax expense in China increased due to higher profits. Tax expense in Brazil related to a taxable gain that was triggered by the repayment of intercompany debt as part of the Vila Nova spin-off prior to the sale of São Bento. The taxes due in Brazil were completely offset by tax credits from prior years.

Future income tax recovery for 2008 was $12.9 million (2007 - expense $17.3 million). Future tax recovery (expense) by country was: Turkey - $3.5 million expense (2007 - $9.5 million expense), China - $3.4 million expense (2007 - $3.2 million expense), Brazil - $9.5 million recovery (2007 - $4.6 million expense), Greece - $10.3 million recovery (2007 - no Greek business investment). Future tax recovery in Brazil related to the reversal of unrealized foreign exchange gains on intercompany loans, while future income tax recovery in Greece related to the reduction of the Greek tax rate from 25% to 20%.

The two major factors causing the effective tax rate to decline from 38.41% in 2007 to 6.90% in 2008 are the tax-free gain from the sale of São Bento and the reduction of the future income tax recorded on the Frontier acquisition due to a reduction in the Greek future income tax rates from 25% to 20%.

Non-controlling interest

We reported a charge of $5.1 million in 2008 related to our joint venture partners' 10% interest in TJS (2007 - nil).

8. Summary of Quarterly Results

($000 except per share amounts)

	Year ended December 31, 2008			
	4th Quarter	**3rd Quarter**	**2nd Quarter**	**1st Quarter**
Revenue	65,148	68,238	82,462	72,383
Net income (loss)	100,724	17,040	25,155	20,737
Earnings (loss) per share (US$)				
Basic	0.27	0.05	0.07	0.06
Diluted	0.27	0.05	0.07	0.06

	Year ended December 31, 2007			
	4th Quarter	**3rd Quarter**	**2nd Quarter**	**1st Quarter**
Revenue	28,512	40,038	76,662	43,487
Net income (loss)	(9,105)	5,213	26,731	12,582
Earnings (loss) per share (US$)				
Basic	(0.03)	0.02	0.08	0.04
Diluted	-	0.02	0.08	0.04

The first quarter of 2007 included the first two months of commercial production at TJS. The third and fourth quarter of 2007 were impacted by the temporary shutdown of Kişladağ resulting from the suspension of operations from August 18, 2007 to March 6, 2008. The fourth quarter of 2008 included the $72.5 million gain ($0.21 per share) on the sale of São Bento.

9. Outlook

Eldorado plans to produce 325,000 to 340,000 ounces in 2009 at a cash operating cost of approximately $300 per ounce. Production is expected to increase at Kişladağ by approximately 40,000 to 50,000 ounces from the 2008 total of 190,334 ounces as a result of operating the mine for a full year. On the other hand, production at TJS is expected to decrease approximately 20,000 ounces from the 2008 total of 118,468 ounces due to an expected decrease in Q1 2009 production resulting from the commissioning of the sulphide ore processing facility. Assumptions used to forecast total cash costs for 2009 include: exchange rates of Cdn$1.10 = US$1.00, Brazilian Real 2.00 = US$1.00, Turkish Lira 1.45 = US$1.00, and Chinese RMB 6.50 = US$1.00; and diesel fuel = US$1.52 per liter (Kişladağ only).

Capital expenditures for 2009 are forecast at $117.1 million, including $84.8 million at Efemçukuru, $11.1 million at TJS, $10.0 million at Kişladağ, $10.6 million at Vila Nova and $0.6 in other. Exploration expenditures in 2009 are expected to amount to $18.4 million, of which $12.4 million will be expensed, with efforts focused on Tocantinzinho, TJS and general exploration in Turkey. General and administrative expense is forecast at $31.6 million for the year. Depreciation and depletion expense is expected to be $34.0 million, and we anticipate an overall effective tax rate of 30%.

10. Financial Instruments and Related Risks

Eldorado manages its exposure to financial risks, including liquidity risk, credit risk, currency risk, interest rate risk and price risk, through a risk management review process. On a quarterly basis, management prepares a risk assessment report outlining the Company's operational and financial risks. The Company's Board of Directors reviews this report with management to evaluate and assess the risks Eldorado is exposed to in various markets and the steps that the Company takes to protect itself against adverse price movements. All transactions undertaken are to support the Company's ongoing business. Eldorado does not acquire or issue derivative financial instruments for trading or speculative purposes.

The following section describes the types of risks that the Company is exposed to and its objectives and policies for managing these risk exposures.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. Eldorado has a rigorous planning, budgeting and forecasting process to help determine the funds required to support its normal operating requirements on an ongoing basis and its expansion plans. The Company believes that its anticipated cash flows from operations and its holdings of cash and cash equivalents are sufficient to meet its obligations in 2009 and beyond.

At December 31, 2008, we held $61.8 million in cash and cash equivalents (December 2007 – $46.0 million) and $nil in restricted collateral accounts (December 2007 – $65.7 million), which securitize debt of $nil (December 2007 – $65.0 million).

Credit risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. Credit risk is primarily associated with trade receivables; however, it also arises on cash and cash equivalents. To mitigate exposure to credit risk on financial assets, we have established policies to ensure counterparties demonstrate minimum acceptable credit worthiness and to ensure liquidity of available funds. The Company also monitors its concentration of credit risk.

Eldorado closely monitors its financial assets. We sell our products exclusively to large international financial institutions and other organizations with strong credit ratings, and payment is normally in advance or within one week of receipt of shipment. The historical level of customer defaults is negligible, and as a result, the credit risk associated with trade receivables at December 31, 2008 is considered to be negligible. We invest our cash and cash equivalents in major financial institutions and in government issuances in accordance with our short-term investment policy, and the credit risk associated with our investments is considered to be low.

As a result of current global financial conditions, numerous financial institutions have gone into bankruptcy or have been rescued by government authorities. As such, the Company is subject to the risk of loss of its deposits with financial institutions that hold the Company's cash. As at December 31, 2008, approximately 55% of the Company's cash and cash equivalents were with one financial institution.

Eldorado's maximum exposure to credit risk at December 31 was as follows:

	($000s)	
	2008	**2007**
Cash and cash equivalents	61,851	46,014
Accounts receivable	36,109	28,720

The increase in accounts receivable from 2007 related to the sale of AngloGold shares in the amount of $16.2 million. This balance was received in January 2009. The remaining balance related to Turkish value added tax credits and subsidies, mining contractor advances and prepaid land leases and insurance premiums.

Market risk

a. *Currency risk*

Currency risk is the risk that the fair values or future cash flows of the Company's financial instruments will fluctuate because of changes in foreign exchange rates. Exchange rate fluctuations may affect the costs that Eldorado incurs in its operations. Gold is sold in US dollars and the Company's costs are incurred principally in US dollars, Canadian dollars, Turkish lira, Brazilian real and Chinese renminbi. The appreciation of non-US dollar currencies against the US dollar can increase the cost of gold production and capital expenditures in US dollar terms. We also hold cash and cash equivalents that are denominated in non-US dollar currencies that are subject to currency risk. Accounts receivable and other current and long-term assets denominated in non-US dollars relate to goods and services taxes, income taxes, value added taxes and insurance receivables. As a result of the acquisitions of Afcan Mining Corporation ("Afcan") and Frontier assets in 2005 and 2008 respectively, we recorded $56.6 million of future income tax liabilities on mining interests that are recorded in local currencies. The future income tax liabilities are monetary items that are revalued each period-end at current exchange rates, with the gain or loss recorded in net earnings in the period.

The Company is exposed to currency risk through the following financial assets and liabilities, value added tax and other taxes recoverable and future income tax asset and liabilities denominated in currencies other than US dollars at December 31, 2008:

	($000s)						
	Canadian dollar	**Australian dollar**	**Euro**	**Turkish lira**	**Chinese renminbi**	**Brazilian real**	**Peruvian sol**
Cash and cash equivalents	4,618	70	139	1,280	48,453	3,487	415
Marketable securities	14,804	-	-	-	-		
Accounts receivable and other	1,902	78	357	12,733	44,426	830	-
Future income tax receivable	-	-	-	-	1,197	-	-
Accounts payable and accrued liabilities	(8,549)	-	(153)	(14,233)	(155,879)	(2,113)	(165)
Future Income tax liabilities	-	-	(26,390)	(15,302)	(88,144)	(2,826)	-
Net balance	12,775	148	(26,047)	(15,522)	(149,947)	(622)	250
Equivalent in US dollars	10,489	103	(36,462)	(10,140)	(22,025)	(277)	112

During the year ended December 31, 2008, Eldorado recognized a loss of $0.2 million (2007 – $4.7 million gain) on foreign exchange. Included in this amount was a $4.0 million gain resulting from the revaluation of future income taxes denominated in currencies other than US dollars (2007 – nil). Based on the above net exposures at December 31, 2008, a 10% depreciation or appreciation of the above currencies against the US dollar would result in a $5.8 million increase or decrease in our after-tax net earnings. Eldorado currently does not hedge to reduce risks associated with currency fluctuation.

b. Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates. The Company's debt is not exposed to interest rate cash flow risk as the interest rate has been fixed at the time of each drawdown. As at December 31, 2008, Eldorado had an outstanding $0.1 million debt to Sino Gold Mining Limited ("Sino Gold") related to our acquisition of Afcan. The approximate average interest rate earned by the Company in 2008 on its cash and cash equivalents was 2.36% (2007 – 5.17%). A 10% increase or decrease in the interest earned from financial institutions on deposits and money market investments held at December 31, 2008 would result in a $0.1 million increase or decrease in our after-tax net earnings.

The status of our financing arrangements and obligations is as follows:

In April 2005, Tüprag entered into a $65.0 million term revolving credit facility (the "Revolving Credit Facility") with HSBC due February 28, 2010. The Revolving Credit Facility is secured by Eldorado cash deposits in restricted accounts equivalent to the HSBC advances to Tüprag. The Revolving Credit Facility bears interest fixed at the prevailing LIBOR on the date of the draw plus 0.50%. As at December 31, 2008, the Company has repaid all the amounts drawn previously on the facility.

At December 31, 2008, $65.0 million remained available under the Revolving Credit Facility.

In November 2007, our 90% owned subsidiary QDML entered into a $15.0 million revolving facility ("the Facility") with HSBC Bank (China). The Facility has a term of one year and is subject to annual review and renewal. In November 2008, the Facility was renewed for a second year and the interest rate is fixed at 1.2 times the prevailing lending rate stipulated by the People's Bank of China.

At December 31, 2008, $15.0 million remained available under the Revolving Credit Facility. Subsequent to year-end, QDML drew down $5.0 million under the Facility.

c. Price risk

Price risk is the risk that the fair value or future cash flows of the Company's financial instruments will fluctuate because of changes in market prices. Eldorado's profitability depends on the price of gold, which is affected by numerous factors such as the sale or purchase of gold by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of the world's major gold-producing countries. A 10% increase or decrease in the price of gold would result in approximately a $20.0 million increase or decrease in our after-tax net earnings based on the expectations and assumptions we used in our 2009 outlook.

At present, Eldorado does not hedge gold sales.

The costs relating to Eldorado's production, development and exploration activities vary depending on the market prices of certain mining consumables, including diesel fuel and electricity. A 10% increase or decrease in diesel fuel market prices would result in approximately a $1.0 million decrease or increase in our after-tax net earnings. We are evaluating a hedge against diesel fuel price fluctuations. Electricity is regionally priced in Turkey and China and semi-regulated by the federal governments of those countries. The regulation of electricity reduces the risk of price fluctuations and we therefore do not contemplate entering into contracts to hedge against such risk.

Defined benefit plans

During the year ended December 31, 2008, the company implemented a defined benefit pension program with two components: a registered pension plan ("the Pension Plan") and a non-registered supplementary pension plan ("the SERP"). These plans, which are only available to certain qualifying employees, provide benefits based on an employee's years of service and final average earnings at retirement. Annual contributions to these plans are actuarially determined and made at or in excess of minimum requirements prescribed by legislation. The Company is not required to pre-fund any benefit obligation under the SERP. Total cash payments for pension benefits for 2008, including cash contributed to the Pension Plan and the SERP were $3.8 million. We expect to contribute $0.1 million to the Pension Plan and $1.3 million to the SERP in 2009 based on minimum funding requirements.

Capital resources

During the year ended December 31, 2008, Eldorado invested $124.0 million in capital expenditures and mine development. At Kişladağ, capital expenditures totalling $27.3 million related mostly to the Phase II expansion program. Capital expenditures at Tanjianshan totalling $38.9 million related to the sulphide ore processing construction project and stripping of the JLG pit. At Efemçukuru, development expenditures totalled $14.3 million, while at Vila Nova we spent $31.0 million on mine construction and development. We also spent $5.3 million on Tocantinzinho (including $3.4 million related to the Brazauro units purchased as part of the option agreement) and $4.2 million on mineral licenses in Turkey. The remaining $3.0 million of expenditures relate to Perama Hill, and the acquisition of fixed assets in Vancouver, Canada and Ankara, Turkey.

During Q4 2008 we received $25.5 million on the sale of AngloGold shares.

In 2008, we received net proceeds of $14.7 million in consideration for issuing 3,730,155 common shares related to the exercise of stock options.

At December 31, 2008, we had cash and cash equivalents of $61.8 million and working capital of $184.8 million, compared with $46.0 million of cash and cash equivalents and working capital of $97.6 million at the beginning of the year. In the opinion of management, the working capital at December 31, 2008, together with future cash flows from operations, is sufficient to support the Company's commitments. The Company's total planned capital expenditures for 2009, with a focus on bringing Efemçukuru to commercial production by Q3 2010, are forecasted to be $117.1 million. These expenditures will be funded partly by cash flows from operations and partly from the sales proceeds of the AngloGold Ashanti shares received by the Company from the sale of São Bento.

Looking beyond 2009, Eldorado's cash flows from operations are expected to significantly increase with commercial production at Efemçukuru and are expected to be sufficient to support currently planned expansions and growth.

Acquisitions of additional mineral resource properties may require additional capital. Our ability to pursue growth through acquisitions will depend on our ability to obtain financing through joint venture projects, debt financing and equity financing or other means. There is no assurance that we will be successful in obtaining the required financing.

Contractual obligations and guarantees

In the normal course of business, we enter into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of our financial liabilities and operating and capital commitments at December 31, 2008:

	($000s)					
	2009	2010	2011	2012	2013 and later	Total
Debt	150	-	-	-	-	150
Capital leases	65	65	36	23	-	189
Operating leases	2,336	2,016	1,877	1,860	2,140	10,229
Purchase obligations	33,805	11,557	11,498	11,476	-	68,336
Totals	36,356	13,638	13,411	13,359	2,140	78,904

Purchase obligations from 2010 forward relate solely to Kişladağ, including the estimated commitments under the unhedged diesel fuel purchase commitments for 2010 through 2012. Imputed interest relating to the Sino Gold loan is included in the debt commitment.

11. Off-Balance Sheet Arrangements

None.

12. Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Management has identified the following critical accounting policies and estimates. Note 2 of the Company's consolidated financial statements describe all of the significant accounting policies.

Inventories

Finished goods, work-in-process, heap leach ore and stockpiled ore are valued at the lower of average production cost and net realizable value.

We record the cost of mining ore stacked on our leach pads and in process at our mines as work-in-process inventory, which we value at the lower of cost and estimated net realizable value. These costs are charged to earnings and included in cost of sales on the basis of ounces of gold recovered. The assumptions used to value work-in-process inventories include estimates of gold contained in the ore stacked on leach pads, assumptions of the amount of gold stacked that is expected to be recovered from the leach pads, the amount of gold in the mill circuits and an assumption of the gold price expected to be realized when the gold is recovered. If these estimates or assumptions prove inaccurate, we could be required to write down the recorded value of our work-in-process inventories, which would reduce our earnings and working capital. At December 31, 2008, the average cost of inventory was significantly below its net realizable value.

Reserves and resources

Mineral reserves and resources are calculated in accordance with National Instrument 43-101, as required by Canadian Securities regulatory authorities. For United States reporting purposes, Industry Guide 7 (under the Securities Exchange Act of 1934, as interpreted by the staff of the Securities and Exchange Commission ("SEC")) applies different standards to classify mineralization as a reserve.

We advise our investors that while the terms "mineral resource," "measured mineral resource," "indicated mineral resource" and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC. As such, information contained in this report concerning descriptions of mineralization and resources required under Canadian standards may not be comparable to similar information made public by US companies in SEC filings. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Mining interests

A significant portion of Eldorado's mining properties, plant and equipment is depreciated and amortized on a unit-of-production basis. Under the unit-of-production method, the calculation of depreciation, depletion and amortization of mining properties, plant and equipment is based on the amount of reserves expected to be recovered from each location. If these estimates of reserves prove to be inaccurate, or if we revise our mining plan for a location due to reductions in the metal price forecasts or otherwise, to reduce the amount of reserves expected to be recovered, we could be required to write down the recorded value of our mining properties, plant and equipment, or to increase the amount of future depreciation, depletion and amortization expense, both of which would reduce our earnings and net assets.

In addition, generally accepted accounting principles require us to consider at the end of each period whether there has been an impairment of our capitalized mining properties, plant and equipment. For producing properties, this assessment is based on expected future net cash flows to be generated from the location. For non-producing properties, this assessment is based on whether factors that may indicate the need for a write-down are present. If the Company determines there has been an impairment because its prior estimates of future net cash flows have proven to be inaccurate, due to reductions in the metal price forecasts, increases in the costs of production, reductions in the amount of reserves expected to be recovered or otherwise, or because the Company has determined that the deferred costs of non-producing properties may not be recovered based on current economics or permitting considerations, the Company would be required to write down the recorded value of its mining properties, plan and equipment, which would reduce the Company's earnings and net assets. A review of Eldorado's mining properties, plant and equipment at December 31, 2008 indicated that their estimated undiscounted net cash flows are significantly in excess of their carrying values. In our review, we used an average projected gold price of $895 per ounce for the period 2009 to 2013 and $750 per ounce from 2014 onwards.

Goodwill and impairment testing

The Company's business combinations are accounted for using the purchase method of accounting whereby assets acquired and liabilities assumed are recorded at their fair market values as of the date of acquisition and any excess of the purchase price over such fair value is recorded as goodwill.

The Company evaluates on an annual basis the carrying amount of goodwill to determine whether current events and circumstances indicate that such carrying amount may no longer be recoverable. To accomplish this, the Company compares the fair value of its reporting units to their carrying amounts. If the carrying value of a reporting unit exceeds its fair value, the Company compares the implied fair value of the reporting unit's goodwill to its carrying amount, and any excess of the carrying value over the fair value is charged to operations. Assumptions underlying the fair value estimates are subject to significant risks and uncertainties. Goodwill totalling $2.2 million related to TJS was reflected on the consolidated balance sheet at year-end 2008. A review of TJS's fair value indicated that there was no impairment of goodwill at December 31, 2008. We used a discount rate of 9% to calculate the net present value of cash flows from TJS in order to estimate its implied fair value.

Operating costs

We report our operating costs in accordance with the Gold Institute Standard. Future operating costs include estimates of foreign currency exchange and inflation trends.

Stock-based compensation

We use the Black-Scholes Model to determine the fair value for awards of stock options to employees, officers and directors. Key assumptions used in this model are share price, volatility and expected life of options.

Asset retirement obligation

When assessing the carrying value of the asset retirement obligation, we estimate, among other things, the mine closure date, the credit-adjusted risk-free rate, the inflation rate and the timing of reclamation costs.

Income taxes

Income taxes are recorded using income tax rates expected to apply in the years in which the temporary differences are estimated to be recovered or settled. In circumstances where the applicable tax laws and regulations are either unclear or subject to varying interpretations, it is reasonably possible that changes in these estimates could occur that would materially affect the amount of income tax liabilities recorded at the balance sheet date.

Financial instruments

Investments classified as held for trading and derivative financial instruments are reported at fair value with unrealized gains or losses included in earnings. Fair values are determined directly by reference to published price quotations in an active market when available, or by using a valuation technique that uses inputs observed from the market.

Pension plans

To measure the obligations and expenses of pension plans, we are required to set various actuarial assumptions including a long-term estimate of the expected rate of return on plan assets, the discount rate, the rate of salary escalation and the average remaining service period of active employees expected to receive benefits. The following table outlines the key assumption of our pension plans:

	December 31, 2008	
	Pension Plan	**SERP**
Expected long term rate of return on plan assets	6.50%	6.50%
Discount rate beginning of year	5.25%	5.25%
Discount rate end of year	7.50%	7.50%
Rate of salary escalation	4.50%	4.50%
Average remaining service period of active employees expected to receive benefits	5 years	5 years

13. Future Canadian Accounting Pronouncements

The CICA has issued three new standards and an EIC abstract that may affect Eldorado's financial disclosures and results of operations for interim and annual periods beginning January 1, 2009, 2010 and 2011. We will adopt the requirements beginning in the interim period ended March 31, 2009, 2010 and 2011 and we are considering the impact this will have on our financial statements.

Goodwill and Intangible Assets (Section 3064)

In February 2008, the CICA issued Section 3064, "Goodwill and Intangible Assets", which replaces Section 3062, "Goodwill and Other Intangible Assets". This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets and is effective beginning January 1, 2009. Concurrent with the adoption of this standard, EIC-27, "Revenues and Expenditures in the Pre-operating Period", will be withdrawn.

This will result in a change to our accounting for the start-up of mining operations, as pre-commercial production costs will no longer be capitalized as an asset. The adoption of this new accounting policy will not have any material impact on the Company's consolidated financial statements.

Business Combinations (Section 1582)

In January 2009, the CICA issued Handbook Section 1582, "Business Combinations" ("CICA 1582"). CICA 1582 requires that all assets and liabilities of an acquired business be recorded at fair value at acquisition. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. The Section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period on or after January 1, 2011.

Consolidations (Section 1601) and Non-Controlling Interest (Section 1602)

In January 2009, the CICA issued Handbook Section 1601, "Consolidations" ("CICA 1601"), and Section 1602, "Non-Controlling Interests" ("CICA 1602"). CICA 1601 establishes standards for preparing consolidated financial statements and CICA 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. The Company is currently assessing the impact of the new standard on its consolidated financial statements.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities (EIC Abstract 173)

In January 2009, the CICA issued EIC Abstract 173, "Credit Risk and the Fair Value of Financial Assets and Financial Liabilities". The EIC requires the Company to take into account the Company's own credit risk and the credit risk of the counterparty in determining the fair value of financial assets and financial liabilities, including derivative instruments. This abstract applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2010. We are currently assessing the impact of the new standard on our consolidated financial statements.

International Financial Reporting Standards ("IFRS")

We have established a changeover plan to adopt IFRS by 2011 and have created an implementation team. The implementation team has started the process of assessing accounting policy choices and elections that are allowed under IFRS. We are also assessing the impact of the conversion on our business activities, including the effect on information technology and data systems, internal controls over financial reporting and disclosure controls. We will continually review and adjust our changeover plan to ensure our implementation process properly addresses the key elements of the plan.

14. Other Risks and Uncertainties

Exploration and development

The costs and results of our exploration and development programs affect our profitability and value. Since mines have finite lives based on proven reserves, we actively seek to replace and expand our reserves, primarily through recognizance exploration and acquiring, exploring and developing our existing operations. Exploration for minerals involves many risks and may not result in any new economically viable mining operations or yield new reserves to replace and expand current reserves. Determination of reserves is a process of estimation and, as such, reserve calculations are subject to the assumptions and limitations of the estimation process.

Acquiring title to mineral properties is a detailed and time-consuming process. We take steps, in accordance with industry standards, to verify and secure legal title to mineral properties in which we have or are seeking an interest.

Although we take every precaution to ensure that legal title to our properties is properly recorded in the name of Eldorado, there can be no assurance that such title will ultimately be secured on every property. The legal title to our properties depends on the appropriate and consistent application of the laws in the countries in which we operate.

Operations

The business of gold mining involves many operational risks and hazards. We work to reduce the risks associated with our projects through high operational standards, an emphasis on hiring and training appropriately skilled personnel and operational improvements. We also maintain adequate insurance to cover normal business risk.

We also rely on a number of key employees. Our success depends on attracting and retaining qualified personnel in a competitive labour environment.

Environment

Our activities are subject to extensive federal, provincial, state and local laws and regulations governing environmental protection and employee health and safety. We must obtain governmental permits and provide associated financial assurance to carry on certain activities. We are also subject to various reclamation-related conditions imposed under federal, state or provincial air, water quality and mine reclamation rules and permits.

While we have budgeted for future capital and operating expenditures to maintain compliance with environmental laws and permits, any future changes to these laws could adversely affect Eldorado's financial condition, liquidity or results of operations.

Laws and regulations

Eldorado's mining operations and exploration activities are subject to extensive federal, provincial, state and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, mine safety and other matters. These laws and regulations are subject to change, which may restrict our ability to operate. We draw on the expertise and commitment of our management team, advisors, employees and contractors to ensure compliance with current laws, and we foster a climate of open communication and co-operation with regulatory bodies.

Litigation

All industries, including the mining industry, are subject to legal claims, with and without merit. In addition to the litigation in Turkey as described under Item 6 – Legal of this MD&A and under the heading "Development Projects – Turkey Projects" in the Company's Annual Information Form and the litigation risks discussed therein, we are also involved in various legal proceedings. Defence and settlement costs can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, there can be no assurance that the resolution of any particular legal proceeding will not have a material adverse effect on our future cash flow, results of operations or financial condition.

Political risk

Eldorado conducts operations in a number of countries outside of North America, namely Turkey, China, Brazil and Greece. These operations are potentially subject to a number of political, economic and other risks that may affect our future operations and financial position.

15. Non-GAAP Measures

Throughout this document, we have provided measures prepared according to Canadian generally accepted accounting principles (GAAP), as well as some non-GAAP performance measures. Because the non-GAAP performance measures do not have any standardized meaning prescribed by GAAP, they may not be comparable to similar measures presented by other companies. We provide these non-GAAP measures as they are used by some investors to evaluate Eldorado's performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. We have defined the non-GAAP measures below and reconciled them to reported GAAP measures.

Unit costs

A reconciliation of cash operating costs calculated in accordance with the Gold Institute Standard to the cost of sales is included below:

Cash operating cost	($000s, except cash operating cost per ounce)		
	2008	**2007**	**2006**
Gold ounces sold	316,918	266,012	127,552
Operating costs	$92,004	$72,691	$45,850
Royalty expense and production taxes	(10,117)	(7,343)	(824)
Effects of inventory adjustments	625	(979)	(771)
Fair value of stock option grants	(1,526)	(1,504)	(359)
Expense of contractual severance costs	-	-	(1,377)
Expense of certain development costs	-	(113)	(1,129)
Cash operating cost	$ 80,986	$ 62,752	$ 41,390
Cash operating cost per ounce	$ 257	$ 236	$ 324

Cash operating costs are calculated in accordance with the Gold Institute Standard. Cash costs are derived from amounts included in the Consolidated Statements of Operations.

16. Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

17. Disclosure of Outstanding Share Data

The following table describes the share capital structure as at March 18, 2009, the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentations in future consolidated financial statements.

Equity Type	Weighted average exercise price per share Cdn$	Total number of common shares
Common shares		370,329,056
Share purchase options	5.93	11,650,887

18. Control and Procedures

Disclosure controls and procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to permit timely decisions regarding public disclosure.

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administration, as at December 31, 2008. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures were effective to a reasonable assurance standard to ensure that information required to be disclosed in reports filed or submitted by the Company under United States and Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules.

Management's report on internal control over financial reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of the Company's internal control over financial reporting. Based on this assessment, management has concluded that as at December 31, 2008, the Company's internal control over financial reporting was effective.

On July 7, 2008, we completed our acquisition of Frontier Pacific Mining Corporation ("Frontier"). We consider the acquisition of Frontier non-material to our results of operations, financial position and cash flows from the date of acquisition through December 31, 2008, and believe that the internal controls and procedures at Frontier have a non- material effect on our internal control over financial reporting. We are in the process of integrating the Frontier operations and will be expanding our internal control over financial reporting compliance program to include Frontier over the next year. We excluded Frontier from our annual assessment of internal control over financial reporting for the year ended December 31, 2008 as permitted by the Sarbanes-Oxley Act and applicable rules relating to business acquisitions. The Frontier operations represent $220 million of total assets and $nil of consolidated revenues as at and for the year ended December 31, 2008.

Management's assessment of the effectiveness of internal control over financial reporting has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, who have expressed their opinion in their report included with the Company's annual consolidated financial statements.

Changes in internal control over financial reporting

There have been no changes in the Company's internal control over financial reporting during the year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

19. Cautionary Statement on Forward-Looking Information

Certain statements and information in this MD&A, including all statements that are not historical facts, contain forward-looking statements and forward-looking information within the meaning of applicable US and Canadian securities laws. Such forward-looking statements or information include, but are not limited to, statements or information with respect to financial disclosure, the future price of gold, estimation of mineral reserves and exploration and development capital requirements, and our goals and strategies. Often, these statements include words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate" or "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

With respect to forward-looking statements and the information included in this MD&A, we have made numerous assumptions, including, among other things, assumptions about the price of gold, anticipated costs and expenditures and our ability to achieve our goals, even though our management believes that the assumptions made and the expectations represented by such statements or information will prove to be accurate. By their nature, forward-looking statements and information are based on assumptions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include among other things the following: gold price volatility; discrepancies between actual and estimated production and mineral reserves and resources; the speculative nature of gold exploration; mining operational and development risk; and regulatory risks.

See our Annual Information Form for additional information on risks, uncertainties and other factors relating to the forward-looking statements and information. Although we have attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in the forward-looking statements or information, there may be other factors that cause actual results, performances, achievements or events not to be anticipated, estimated or intended. Also, many of the factors are beyond our control. Accordingly, readers should not place undue reliance on forward-looking statements or information. We undertake no obligation to reissue or update forward-looking statements or information as a result of new information or events after the date of this MD&A except as may be required by law. All forward-looking statements and information made in this document are qualified by this cautionary statement.

Eldorado's consolidated financial statements are prepared in accordance with Canadian GAAP and are filed with appropriate regulatory authorities in Canada and the United States.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The management of Eldorado Gold Corporation is responsible for the integrity and fair presentation of the financial information contained in this annual report. Where appropriate, the financial information, including financial statements, reflects amounts based on management's best estimates and judgments. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada. Financial information presented elsewhere in the annual report is consistent with that disclosed in the financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Management has established and maintains a system of internal accounting control designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use, financial information is reliable and accurate and transactions are properly recorded and executed in accordance with management's authorization. This system includes established policies and procedures, the selection and training of qualified personnel and an organization providing for appropriate delegation of authority and segregation of responsibilities. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management has a process in place to evaluate internal control over financial reporting based on the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control – Integrated Framework*. Based on this assessment, management has concluded that as at December 31, 2008, the Company's internal control over financial reporting was effective.

The Board of Directors oversees management's responsibility for financial reporting and internal control systems through an Audit Committee, which is composed entirely of independent directors. The Audit Committee meets periodically with management, the Company's outside advisors and the independent auditors to review the scope and results of the annual audit and to review the financial statements and related financial reporting and internal control matters before the financial statements are approved by the Board of Directors and submitted to the Company's shareholders.

PricewaterhouseCoopers LLP, an independent registered public accounting firm appointed by the shareholders, has audited the Company's financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) and has expressed its opinion in the auditors' report. The effectiveness of the Company's internal control over financial reporting as at December 31, 2008 has also been audited by PricewaterhouseCoopers LLP, and their opinion is included in their report.

Paul N. Wright
President and Chief Executive Officer

Earl W. Price
Chief Financial Officer

March 18, 2009
Vancouver, British Columbia, Canada

INDEPENDENT AUDITORS' REPORT

To the Shareholders of Eldorado Gold Corporation

We have completed integrated audits of the consolidated balance sheets as at December 31, 2008 and 2007 and the related consolidated statements of operations and deficit, comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2008 of **Eldorado Gold Corporation** (the "Company") and of its internal control over financial reporting as at December 31, 2008. Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheets of the Company as at December 31, 2008 and 2007, and the related consolidated statements of operations and deficit, comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Company's consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008 in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited the Company's internal control over financial reporting as at December 31, 2008, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the Management's Report on Internal Control over financial reporting included in the Management's Discussion & Analysis of Financial Condition and Results of Operations. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2008 based on criteria established in *Internal Control - Integrated Framework* issued by the COSO.

PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, BC
March 18, 2009

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. dollars)

	December 31, 2008 $	December 31, 2007 $
Assets		
Current assets		
Cash and cash equivalents	61,851	46,014
Restricted cash (note 6)	–	65,710
Marketable securities (note 7)	43,610	1,615
Accounts receivable and other (note 8)	36,109	28,720
Inventories (note 9)	86,966	57,525
Derivative contract (note 10)	–	2,956
Future income taxes (note 16)	175	959
	228,711	203,499
Restricted assets and other (note 11)	8,349	10,538
Mining interests (note 12)	668,309	377,705
	905,369	591,742
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	42,659	40,452
Debt – current (note 13)	139	65,422
Future income taxes (note 16)	1,097	–
	43,895	105,874
Debt – long-term (note 13)	–	139
Contractual severance obligations	–	1,479
Asset retirement obligations (note 14)	4,812	8,290
Future income taxes (note 16)	60,043	26,781
	108,750	142,563
Non-controlling interest	4,799	–
Shareholders' Equity		
Share capital (note 17(a))	931,933	753,058
Contributed surplus (note 17(b))	19,378	13,083
Accumulated other comprehensive income (note 17(c))	(5,971)	214
Deficit	(153,520)	(317,176)
	791,820	449,179
	905,369	591,742

Commitments (note 20)

Approved on behalf of the Board of Directors

Robert Gilmore
Director

Paul N. Wright
Director

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

For the years ended December 31 (expressed in thousands of U.S. dollars, except per share amounts)

	2008 $	2007 $	2006 $
Revenue			
Gold sales	277,723	179,302	77,641
Interest and other income	10,508	9,397	7,048
	288,231	188,699	84,689
Expenses			
Operating costs	92,004	72,691	45,850
Depletion, depreciation and amortization	25,995	20,041	1,763
General and administrative	38,299	26,798	19,030
Exploration	12,316	11,634	12,719
Mine standby costs	2,432	6,575	-
Asset retirement obligation costs (note 14)	3,108	604	661
Foreign exchange loss (gain)	176	(4,658)	(2,050)
	174,330	133,685	77,973
Gain on disposal of assets	(70,774)	(3,602)	(41)
Gain on marketable securities	(2,475)	(221)	(904)
Interest and financing costs	2,940	3,415	1,586
Loss (gain) on derivative contract (note 10)	2,956	(2,083)	-
Writedown of assets	-	-	2,186
	106,977	131,194	80,800
Income before income taxes and non-controlling interest	181,254	57,505	3,889
Income tax (expense) recovery (note 16)			
Current	(25,403)	(4,823)	(2,080)
Future	12,904	(17,261)	1,491
	(12,499)	(22,084)	(589)
Non-controlling interest	(5,099)	-	-
Net income for the year	163,656	35,421	3,300
Deficit, beginning of year:			
As previously reported	(317,176)	(353,470)	(356,770)
Change in accounting policy	-	873	-
As adjusted	(317,176)	(352,597)	(356,770)
Deficit, end of year	(153,520)	(317,176)	(353,470)
Weighted average number of shares outstanding			
Basic	355,132	343,194	337,376
Diluted	356,308	344,621	339,177
Earnings per share			
Basic income (loss) per share - US$	0.46	0.10	0.01
Diluted income (loss) per share - US$	0.46	0.10	0.01

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31 (expressed in thousands of U.S. dollars, unless otherwise stated)

	2008 $	2007 $	2006 $
Cash flows generated from (used in):			
Operating activities			
Net earnings for the year	163,656	35,421	3,300
Items not affecting cash			
Asset retirement obligations costs	3,108	604	661
Contractual severance expense	–	721	1,377
Depletion, depreciation and amortization	25,995	20,041	1,763
Unrealized foreign exchange (gain) loss	(3,950)	796	–
Future income taxes (recovery) expense	(12,904)	17,261	(1,491)
Gain on marketable securities	(2,475)	(221)	(904)
Gain on disposal of assets	(70,774)	(3,602)	(41)
Imputed interest and financing costs	39	67	91
Stock-based compensation	11,866	7,267	3,542
Fair value of bonus cash award units	1,815	–	–
Pension expense	1,478	–	–
Non-controlling interest	5,099	–	–
Loss (gain) on derivative contract	2,956	(2,083)	–
	125,909	76,272	8,298
Property reclamation payments	(1,225)	(5,496)	–
Contractual severance payments	(953)	(2,458)	(598)
Changes in non-cash working capital (note 19)	(18,187)	1,487	(30,208)
	105,544	69,805	(22,508)
Investing activities			
Mining interests			
Acquisition of Frontier net of cash received (note 4)	7,479	–	–
Capital expenditures	(123,950)	(97,886)	(95,170)
Sales and disposals	5,214	1,482	1,845
Marketable securities			
Purchases	(20,462)	(1,556)	–
Disposals	25,737	663	–
Pension plan contributions (note 15)	(3,791)	–	–
Value added taxes recoverable on mining interests	–	–	(7,579)
Restricted cash	71,515	5,540	(29,550)
	(38,258)	(91,757)	(130,454)
Financing activities			
Capital stock			
Share issuance costs	–	–	(7,089)
Issuance of common shares for cash	14,730	9,500	171,225
Dividend paid to non-controlling interest	(300)	–	–
Long-term and bank debt			
Proceeds	5,000	24,859	15,367
Repayments	(70,879)	(26,360)	(400)
	(51,449)	7,999	179,103
Net increase (decrease) in cash and cash equivalents	15,837	(13,953)	26,141
Cash and cash equivalents – beginning of year	46,014	59,967	33,826
Cash and cash equivalents – end of year	61,851	46,014	59,967
Supplementary cash flow information (note 19)			

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the year ended December 31 (expressed in thousands of U.S. dollars, unless otherwise stated)

	2008 **$**	**2007** **$**
Net earnings for the period ended December 31,	163,656	35,421
Other comprehensive income (loss)		
Unrealized gains (losses) on available-for-sale investments (note 17(c))	(6,431)	209
Realized gains on available-for-sale investments (note 17(c))	(61)	(270)
Reversal on acquisition of Frontier (note 4)	(153)	-
Other than temporary impairment charges	460	-
Comprehensive income for the period ended December 31,	157,471	35,360

See accompanying notes to the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007 (expressed in thousands of U.S. dollars, unless otherwise stated)

NOTE

01

Nature of operations

Eldorado Gold Corporation ("Eldorado" or "the Company") is a gold exploration, development, mining and production company. The Company has ongoing exploration and development projects in Brazil, China, Turkey and Greece. On July 1, 2006, the Company began production in Turkey, and on February 1, 2007, the Company began production in China. Production at the Kişladağ mine in Turkey was suspended in August 2007 as a result of a court injunction and the mine remained shut down throughout the rest of that year. The court injunction was removed in February 2008 and the mine restarted production on March 6, 2008. Production operations in Brazil ceased in the second quarter of 2007 and the São Bento mine ("São Bento") was sold to AngloGold Ashanti on December 15, 2008.

02

Significant accounting policies

a. Basis of presentation and principles of consolidation

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and presented in United States dollars. As disclosed in note 24, Canadian GAAP differs in certain material respects from accounting principles generally accepted in the United States ("US GAAP"). The consolidated financial statements include the wholly owned and partially owned subsidiaries of the Company, the most significant of which are presented below:

Subsidiary	Location	Ownership interest	Status	Operations and development projects owned
Qinghai Dachaidan Mining Ltd (QDML)	China	90%	Consolidated	TJS Gold Mine
Tüprag Metal Madencilik Sanayi ve Ticaret Anonim Şirketi	Turkey	100%	Consolidated	Kişladağ Gold Mine Efemcukuru Project
Unamgen Mineração e Metalurgia S/A	Brazil	100%	Consolidated	Vila Nova Iron Ore Mine (75% owned)
Thracean Gold Mining SA	Greece	100%	Consolidated	Perama Hill Project

All material inter-company balances and transactions have been eliminated.

b. Use of estimates

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include assumptions and estimates relating to determining defined ore bodies, value beyond proven and probable reserves, fair values for purposes of impairment analysis and valuation of derivative contracts, reclamation obligations, non-cash stock-based compensation and warrants, pension benefits, valuation allowances for future income tax assets and future income tax liabilities. Actual results could differ from these estimates.

NOTE

02
continued

c. Cash and cash equivalents
Cash and cash equivalents consist of cash and highly liquid investments having maturity dates of three months or less from the date of acquisition that are readily convertible to cash.

d. Inventories

i. Product inventory consists of stockpiled ore, ore on leach pads, crushed ore, in-circuit material at properties with milling or processing operations and doré awaiting refinement, all of which are valued at the lower of average cost and net realizable value. Product inventory costs consist of direct production costs including mining, crushing and processing; site administration costs; and allocated indirect costs, including depreciation, depletion and amortization of mining interests.

   Inventory costs are charged to operations on the basis of ounces of gold sold. The Company regularly evaluates and refines estimates used in determining the costs charged to operations and costs absorbed into inventory carrying values based upon actual gold recoveries and operating plans.

ii. Materials and supplies inventory consists of consumables used in operations, such as fuel, chemicals, reagents and spare parts, which are valued at the lower of average cost and replacement cost and, where appropriate, less a provision for obsolescence.

e. Investments
On January 1, 2007, the Company adopted the new accounting standard related to financial instruments. Under the standard, investments classified as available for sale are reported at fair value with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss until such gains or losses are realized or an other than temporary decline in fair value has been determined to have occurred. Factors that contribute to an other than temporary decline include a significant and prolonged decline in fair value below its cost, and the existence of factors such as significant adverse changes in the market and economic environments in which the Company operates, which indicate the prospects for recovery in the fair value of the investment are compromised in the near term.

Investments classified as held-for-trading are reported at fair value with unrealized gains or losses included in earnings. Marketable securities and investments in equity securities held for the purpose of trading are classified as held-for-trading and those that are not held for the purpose of trading are classified as available-for-sale.

f. Deposits
Deposits, such as those required by governmental authorities for possible environmental liabilities, are classified as held-for-trading.

g. Financial instruments
Fair value estimates are made at the balance sheet date, based on relevant market information and other information about the financial instruments.

Derivative financial instruments are reported at fair value with unrealized gains or losses included in earnings. Fair values are determined directly by reference to published price quotations in an active market, when available, or by using a valuation technique that uses inputs observed from the markets.

NOTE

02
continued

h. Mining interests

Mining interests include development expenditures and property, plant and equipment recorded at cost. Cost includes expenditures incurred on properties under development and the estimated fair value of any related asset retirement obligation at the time the obligation is originally recorded. Significant payments related to the acquisition of land and mineral rights are capitalized as incurred.

Mineral properties, buildings, plant and equipment, and other assets whose estimated useful life is the same as the remaining life of the mine are depreciated, depleted and amortized over a mine's estimated life using the units of production method calculated based on proven and probable reserves. Capitalized development costs related to a multi-pit operation are amortized on a pit-by-pit basis over the pit's estimated life using the unit of production method calculated based on proven and probable reserves related to each pit. Furniture and fixtures, vehicles, computers and other assets whose estimated useful lives are less than the remaining life of the mine are depreciated on a straight-line basis over the estimated useful life of the assets.

When events or changes in circumstances suggest impairment of long-lived assets, estimated undiscounted future net cash flows are calculated using estimated future gold prices, proven and probable reserves, value beyond proven and probable reserves, and estimated net proceeds from the disposition of assets on retirement less operating and sustaining capital and reclamation costs. If projected undiscounted future cash flows are less than the carrying value, the estimated fair value is calculated using discounted future net cash flows and the asset is written down to fair value with an impairment charge to operations. Management assesses the asset for impairment by comparing its fair value, determined using their best estimates of fair value based on the information available.

i. Exploration and development

Exploration costs are charged against operations as incurred until a mineral resource having economic potential is identified on a property, from which time a property is considered to be a development project and such expenditures are capitalized as development costs. Costs incurred after the property is placed into production that increase production volume or extend the life of the mine are capitalized.

A mineral resource is considered to have economic potential when it is expected that proven and probable reserves can be economically developed considering long-term metal prices. Therefore, prior to capitalizing such costs, management determines that the following conditions have been met:

i. There is a probable future benefit that will contribute to future cash inflows;

ii. The Company can obtain the benefit and control access to it, and;

iii. The transaction or event giving rise to the benefit has already occurred.

j. Foreign currency translation

Monetary assets and liabilities denominated in currencies other than the United States dollar are translated into United States dollars using rates of exchange in effect at the balance sheet date. Revenue and expense items denominated in foreign currencies are translated at average rates. Non-monetary items are translated at historical rates. Any gains and losses are reflected in earnings.

k. Capital lease obligations

Leases that transfer substantially all of the benefits and risks of ownership to the Company are accounted for as capital leases. Assets recorded under capital leases are amortized on a straight-line basis over the term of the lease. Obligations recorded under capital leases are reduced by lease payments net of imputed interest.

l. Asset retirement obligations

Asset retirement obligations ("AROs") represent the estimated discounted net present value of statutory, contractual or other legal obligations relating to site reclamation and restoration costs that the Company will incur on the retirement of assets and abandonment of mine and exploration sites. AROs are added to the carrying value of property, plant, equipment and mining interests as such expenditures are incurred and amortized against income over the useful life of the related asset. AROs are determined in compliance with recognized standards for site closure and mine reclamation established by government regulation.

Over the life of the asset, imputed interest on the ARO liability is charged to operations as "accretion of asset retirement obligations" using the discount rate used to establish the ARO. The offset of accretion expense is added to the balance of the ARO.

Where information becomes available that indicates a recorded ARO is not sufficient to meet, or exceeds, anticipated obligations, the obligation is adjusted accordingly and added to, or deducted from, the ARO. In the event that the adjustment occurs after the mine in question has closed, the adjustment is added to or deducted from earnings.

m. Stock-based compensation

Stock-based compensation is measured at the estimated fair value of the consideration received or the estimated fair value of the equity instruments issued or liabilities incurred, whichever estimate is more reliable. Compensation expense is recognized on the graded method over the stock option vesting period. The fair values attributable to unvested stock options that are forfeited are credited to earnings.

Bonus cash award units are measured at the amount by which the quoted market value of the shares covered by the grant exceeds the option price.

n. Income taxes

Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using income tax rates expected to apply in the years in which temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in rates is included in operations. A future income tax asset is recorded when the probability of the realization is more likely than not.

o. Revenue recognition

Revenue from the sale of bullion is recognized when persuasive evidence of an arrangement exists, the bullion has been shipped, title has passed to the purchaser, the price is fixed or determinable, and collection is reasonably assured.

NOTE

02
continued

p. Earnings (loss) per share

Basic earnings per share is computed by dividing net income or loss by the weighted average number of outstanding common shares for the year.

The computation of diluted earnings per share reflects the dilutive effect of the exercise of stock options and warrants outstanding as at year-end using the treasury stock method.

q. Capitalization of interest

Where the Company has secured debt financing to finance the cost of specific projects, interest is capitalized on the related construction and development project until the project begins commercial operation or the development ceases.

r. Stripping costs

Stripping costs incurred during the production phase of a mine are considered production costs and are included in the cost of inventory produced during the period in which stripping costs are incurred. Pre-stripping costs incurred to prepare the ore body for extraction are capitalized as mine development costs. Production is deemed to have commenced when saleable minerals are extracted from an ore body.

s. Mine standby and restructuring costs

Mine standby costs and costs related to restructuring a mining operation are charged directly to expense in the period incurred. Examples of mine standby costs are labour, maintenance and mine support costs during temporary shutdowns of a mine. Examples of restructuring costs are severance payments to employees laid off as a result of outsourcing the mining function.

t. Defined benefit pension plan

Defined benefit pension plan obligations are based on actuarial determinations. The projected benefit method prorated on services is used to determine the accrued benefit obligation. Actuarial assumptions used to determine defined benefit pension plan liabilities are based upon our best estimates of expected plan performance, salary escalation rates and retirement dates of employees. The expected return on plan assets is estimated based on the fair value of plan assets, asset allocation and expected long-term returns on these components.

Past service costs are amortized on a straight-line basis over the expected average remaining service period of active members at the time of the past service event.

Differences between the actuarial liabilities and the amounts recorded in the financial statements will arise from changes in plan assumptions, changes in benefits or through experience as results differ from actuarial assumptions. Cumulative differences that are greater than 10% of either the fair value of the plan assets or the accrued benefit obligation, whichever is greater, are amortized over the expected average remaining service period of active members.

Certain comparative figures have been reclassified to conform to the current year's presentation.

December 31, 2008 and 2007 (expressed in thousands of U.S. dollars, unless otherwise stated)

NOTE

03

Changes in accounting policies and new accounting developments

Capital Disclosures (Section 1535)

Effective January 1, 2008, Eldorado adopted Section 1535, "Capital Disclosures", which requires disclosure of qualitative and quantitative information that enables readers to evaluate the Company's objectives, policies and processes for managing capital as well as the implications of non-compliance. Disclosures required by this standard are included in note 21.

Inventories (Section 3031)

Effective January 1, 2008, the Company adopted Section 3031, "Inventories". This Section prescribes the accounting treatment for inventories and provides guidance on the determination of inventory cost and its subsequent recognition as an expense, including any writedown to net realizable value. It also provides guidance on the cost formulas used to assign costs to inventories. The adoption of this new accounting policy did not have any impact on the Company's consolidated financial statements.

Financial Instruments - Disclosures (Section 3862) and Presentation (Section 3863)

Effective January 1, 2008, Eldorado adopted Section 3862, "Financial Instruments - Disclosures" and Section 3863 "Financial Instruments - Presentation". These sections require entities to disclose quantitative and qualitative information in their financial statements that enables readers to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management's objectives, policies and procedures for managing such risks. Disclosures required by these standards are included in note 22.

Income statement presentation of tax loss carryforward recognized following an unrealized gain recorded in other comprehensive income (EIC Abstract 172)

In August 2008, the CICA issued EIC-172, "Income statement presentation of tax loss carryforward recognized following an unrealized gain recorded in other comprehensive income". This new abstract provides guidance on whether the tax benefit from recognizing tax loss carryforwards consequent to the recording of unrealized gains in other comprehensive income, such as unrealized gains on available-for-sale financial assets, should be recognized in net income or in other comprehensive income. This abstract should be applied retrospectively, with restatement of prior periods from the date of adoption of Section 3855, "Financial Instruments", for all interim and annual reporting periods ending on or after December 31, 2008. The adoption of this new accounting policy did not have any impact on the Company's consolidated financial statements.

Goodwill and Intangible Assets (Section 3064)

In February 2008, the CICA issued Section 3064, "Goodwill and Intangible Assets", which replaces Section 3062, "Goodwill and Other Intangible Assets". This new standard provides guidance on recognizing, measuring, presenting and disclosing goodwill and intangible assets and is effective beginning January 1, 2009 and applies prospectively.

Concurrent with the adoption of this standard, EIC-27, "Revenues and Expenditures in the Pre-operating Period", will be withdrawn. This will result in a change to the Company's accounting for the start-up of mining operations, as pre-commercial production costs will no longer be capitalized as an asset. The adoption of this new accounting policy will not have any material impact on Eldorado's consolidated financial statements.

December 31, 2008 and 2007 (expressed in thousands of U.S. dollars, unless otherwise stated)

Business Combinations (Section 1582)

In January 2009, the CICA issued Handbook Section 1582, "Business Combinations", which requires that all assets and liabilities of an acquired business be recorded at fair value at acquisition. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. The Section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period on or after January 1, 2011.

Consolidations (Section 1601) and Non-Controlling Interest (Section 1602)

In January 2009, the CICA issued Handbook Section 1601, "Consolidations" ("CICA 1601"), and Section 1602, "Non-Controlling Interests" ("CICA 1602"). CICA 1601 establishes standards for preparing consolidated financial statements and CICA 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. The Company is currently assessing the impact of the new standard on its consolidated financial statements.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities (EIC Abstract 173)

In January 2009, the CICA issued EIC Abstract 173, "Credit Risk and the Fair Value of Financial Assets and Financial Liabilities". The EIC requires the Company to take into account the Company's own credit risk and the credit risk of the counterparty in determining the fair value of financial assets and financial liabilities, including derivative instruments. This abstract applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2010. The Company is currently assessing the impact of the new standard on its consolidated financial statements.

December 31, 2008 and 2007 (expressed in thousands of U.S. dollars, unless otherwise stated)

NOTE

04

Acquisition of Frontier Pacific Mining Corporation

Eldorado completed the acquisition of all of the issued and outstanding common shares of Frontier Pacific Mining Corporation ("Frontier") on July 7, 2008. As a result, Eldorado acquired a 100% interest in the Perama Hill gold project in Greece and other exploration projects in Peru and Colombia.

Under the terms of the offer, each Frontier common share was exchanged for 0.122 common shares of Eldorado, C$0.0001 in cash and one Exchange Receipt. Each Exchange Receipt entitles the holder to receive an additional 0.008 Eldorado common shares if, prior to July 1, 2009, a Joint Ministerial Resolution is issued in Greece by the Joint Ministerial Council (comprised of the ministries of the Environment, Agriculture, Development and Health), accepting the Environmental Terms of Reference drafted by the Ministry of Environment regarding the Perama Hill project.

The Company issued 20,339,334 common shares and paid $16 in cash in connection with this transaction. No value was assigned to the Exchange Receipts as the Company considers it highly unlikely that the condition for their exchange into Eldorado shares will be met. Eldorado incurred acquisition costs of $3,935.

As at the date of the transaction, Eldorado held 4,871,300 common shares of Frontier with a total cost of $3,412, net of the reversal of the unrealized gain of $153 included in comprehensive income.

This transaction has been accounted for as an asset acquisition because Frontier was in the development stage. These consolidated financial statements include 100% of Frontier results from July 7, 2008 to December 31, 2008.

The allocation of the purchase price of the shares of Frontier is as follows:

	$
Purchase price:	
Share consideration	158,574
Cash consideration	16
Cost of shares previously acquired	3,412
Transaction costs	3,935
Total purchase price	165,937
Fair value of net assets acquired:	
Cash	11,947
Accounts receivables and other	1,135
Other assets	154
Mining interests	207,091
Liabilities	(2,434)
Due to Eldorado	(517)
Future income taxes payable	(51,439)
	165,937

As at July 6, 2008, Frontier had borrowed $517 from the Company to fund ongoing administration costs. Amounts owing are eliminated on consolidation from July 7, 2008 forward.

Eldorado received net cash proceeds from the Frontier transaction of $7,479, made up of an acquired cash balance of $11,947 less cash consideration of $16, transaction costs of $3,935 and intercompany debt outstanding of $517.

December 31, 2008 and 2007 (expressed in thousands of U.S. dollars, unless otherwise stated)

NOTE

05
continued

Sale of São Bento Gold Ltd. and São Bento Mineração S.A.

Effective December 15, 2008, Eldorado sold its wholly owned Bermudian subsidiary, São Bento Gold Ltd. and its wholly owned Brazilian subsidiary São Bento Mineração S.A. to AngloGold Ashanti. The Company received $70,000 payable by the issuance of 2,701,660 common shares of AngloGold Ashanti. Costs of disposition totalled $426. There were no taxes payable as a result of the transaction. The gain on sale is calculated as follows:

Assets	**$**
Current assets	
Cash	104
Accounts receivable	341
Inventories	733
Tax receivable	1,653
	2,831
Mining interest	6,611
Total Assets	9,442
Liabilities	
Current liabilities	
Account payable	4,453
Contractual severance obligations	526
Current portion of asset retirement obligations	1,603
	6,582
Asset retirement obligations	4,489
Future income taxes	1,252
Total Liabilities	12,323
	(2,881)
Consideration received - shares	70,000
Costs of disposition	(426)
Gain on disposition of subsidiary	72,455

06

Restricted cash

Restricted cash represents short-term interest-bearing money market securities and funds held on deposit as collateral. As at December 31, 2008, the Company had repaid all the amounts drawn previously on its revolving credit facilities for Turkey and China.

	December 31, 2008 $	**December 31, 2007 $**
Collateral account against the HSBC bank loan - Turkey (note 13(a))	-	55,000
Collateral account against the HSBC bank loan - China (note 13(b))	-	10,500
Electricity deposit	-	210
	-	65,710

December 31, 2008 and 2007 (expressed in thousands of U.S. dollars, unless otherwise stated)

NOTE

07 Marketable securities

	December 31, 2008 $	December 31, 2007 $
Marketable securities - Available for sale	12,084	1,615
Marketable securities - Held for trading	31,514	-
Warrants - Held for trading	12	-
	43,610	1,615

08 Accounts receivable and other

	December 31, 2008 $	December 31, 2007 $
Value added and other taxes recoverable	8,454	19,829
Other receivables and advances	20,535	3,986
Prepaid expenses and deposits	7,120	4,905
	36,109	28,720

09 Inventories

	December 31, 2008 $	December 31, 2007 $
Ore stockpiles	24,199	8,484
In-process inventory including doré	43,825	33,573
Materials and supplies	18,942	15,468
	86,966	57,525

10 Derivative contract

In December 2004, São Bento Mineração SA entered into an energy supply contract with Companhia Energetica de Minas Gerais ("CEMIG"). With the closure of São Bento in 2007, the energy contracted for 2007 and 2008 exceeded the estimated consumption for that period and, accordingly, this contract was accounted for as a derivative financial instrument, which is measured at fair value with unrealized gains or losses reported in earnings.

In accordance with the transitional provision of the financial instrument standard, the asset fair value of this contract of $873 as at January 1, 2007 has been recorded with a credit directly to deficit.

December 31, 2008 and 2007 (expressed in thousands of U.S. dollars, unless otherwise stated)

NOTE

10

continued

The fair value as at December 31, 2007 was calculated based on a capital asset pricing model ("CAPM") to estimate the forward price of Brazilian electricity for 2008, adjusted by the Brazilian real and US dollar forward exchange rates and then discounted for time value.

CAPM estimates the risk-adjustment applied to spot electricity prices as a means to deriving a forward price.

Assumptions used to calculate the fair value of this contract as at December 31, 2007 are as follows:

Quantity of energy to purchase	78,880.20 MWh
Set price per contract	$24.50/MWh
Spot price in Brazilian reals	R$502.45/MWh
Forward price of energy (range)	$111.78/MWh - $54.75/MWh
US treasury yield (range)	2.90% - 3.31%

This resulted in a fair value of the asset of $2,956 and the recognition of an unrealized gain for the year ended December 31, 2007 of $2,083.

As a result of the sale of the mine on December 15, 2008, the balance of the derivative contract at December 31, 2008 was nil.

11

Restricted assets and other

	December 31, 2008 $	December 31, 2007 $
Environmental guarantee deposit	2,495	8,300
Restricted long-term asset - SERP (note 15)	3,505	-
Accrued pension benefit asset	111	-
Goodwill	2,238	2,238
	8,349	10,538

The environmental guarantee deposit is held on account with a Turkish bank pursuant to environmental and pollution guarantees required by the Turkish Ministry of the Environment. The funds earn interest at prevailing bank rates, and the interest earned on these deposits is included in interest and other income.

December 31, 2008 and 2007 (expressed in thousands of U.S. dollars, unless otherwise stated)

NOTE

12 Mining interests

	December 31, 2008		
	Cost	Accumulated depreciation, depletion and amortization	Net book value
	$	$	$
Producing properties	415,720	60,086	355,634
Properties under development	301,159	494	300,665
	716,879	60,580	656,299
Other mineral interests	12,010	-	12,010
	728,889	60,580	668,309

	December 31, 2007		
	Cost	Accumulated depreciation, depletion and amortization	Net book value
	$	$	$
Producing properties	366,991	32,961	334,030
Properties under development	43,675	-	43,675
	410,666	32,961	377,705
Other mineral interests	-	-	-
	410,666	32,961	377,705

13 Debt

	December 31, 2008	December 31, 2007
	$	$
Current:		
HSBC term revolving credit facility	-	55,000
HSBC revolving credit facility due November 30, 2008	-	10,062
Sino Gold Limited loan	139	360
	139	65,422
Long-term:		
Sino Gold loan due December 31, 2009	-	139
	-	139

a. HSBC term revolving credit facility

HSBC has authorized advances of up to $65,000 to Tüprag Metal Madencilik Sanayi Ve Ticaret Limited Surketi ("Tüprag"), a wholly owned subsidiary of the Company, under the terms of a term revolving credit facility due February 28, 2010 (the "Credit Facility"). As at December 31, 2008, the Company has repaid all the amounts drawn previously on the facility. The Credit

December 31, 2008 and 2007 (expressed in thousands of U.S. dollars, unless otherwise stated)

NOTE

13
continued

Facility can be drawn down in minimum tranches of $1,000 plus multiples of $250. Each drawdown bears interest fixed at the prevailing LIBOR plus 0.50% on the date the tranche is drawn down.

Under the terms of the Credit Facility, Eldorado is required to fully collateralize any HSBC advances to Tüprag with funds of an equal amount deposited on account with HSBC (note 6).

b. HSBC revolving credit facility

In November 2007, Qinghai Dachaidan Mining Limited ("QDML"), our 90% owned subsidiary, entered into a $15,000 revolving facility ("the Facility) with HSBC Bank (China). As at December 31, 2008, the Company has repaid all amounts previously drawn on the Facility. The Facility can be drawn down in minimum tranches of $100 or in integral multiples of $10. Each drawdown bears interest fixed at the prevailing lending rate stipulated by the People's Bank of China with a 10% markdown. The Facility has a term of one year and is subject to annual review and renewal. In November 2008, the Facility was renewed for a second year and the interest rate is fixed at 1.2 times the prevailing lending rate stipulated by the People's Bank of China.

The facility is collateralized by way of irrevocable letter of credit drawn on HSBC Bank USA, National Association ("HSBC"). Eldorado should maintain at all times a security coverage ratio of 110% of the amounts drawn down. The letter of credit has an expiry date of December 1, 2009 and is collateralized by Eldorado's funds held by HSBC as restricted cash.

Subsequent to year-end, QDML drew down $5,000 under the Facility.

c. Sino Gold loan

The consideration paid for the Tanjianshan property in 2003 included a non-interest-bearing loan from Sino Gold Limited (the "Loan"). Imputed interest has been calculated using a discount rate of 8%.

The Loan is repayable in equal annual instalments of $400 on December 31 of each year until 2008, with a final instalment of $150 due on December 31, 2009. Payment of the third annual instalment was made in December 2008, resulting in an outstanding balance at December 31, 2008 of $139 excluding imputed interest.

	December 31, 2008 $	December 31, 2007 $
Fair value of loan outstanding	150	550
Less: imputed interest	11	51
	139	499

December 31, 2008 and 2007 (expressed in thousands of U.S. dollars, unless otherwise stated)

NOTE

14 Asset retirement obligations

	December 31, 2008			
	Brazil	**China**	**Turkey**	**Total**
	$	**$**	**$**	**$**
Balance at beginning of year	4,463	1,218	3,118	8,799
Accretion during the year	377	68	187	632
Revisions to estimate of final obligation	3,229	–	(532)	2,697
Payments	(1,225)	–	–	(1,225)
Disposal (see note 5)	(6,091)	–	–	(6,091)
Balance at end of year	753	1,286	2,773	4,812
Estimated undiscounted amount	1,350	1,775	6,823	9,948

	December 31, 2007			
	Brazil	**China**	**Turkey**	**Total**
	$	**$**	**$**	**$**
Balance at beginning of year	9,595	1,155	2,941	13,691
Accretion during the year	364	63	177	604
Revisions to estimate	–	–	–	–
ARO liability paid	(5,496)	–	–	(5,496)
Balance at end of year	4,463	1,218	3,118	8,799
Less: current portion	509	–	–	509
Long-term portion	3,954	1,218	3,118	8,290
Estimated undiscounted amount	5,149	1,775	5,919	12,843

The ARO estimates attributable to our mines have been determined with reference to independent studies obtained by the Company (Brazil – 2006, Turkey and China – 2007) that assumed a closure in 2014 in Brazil, 2017 in China and 2024 in Turkey.

The net present values contemplate credit-adjusted risk-free interest rates of between 5% and 7%.

Revision to estimate of final obligation in Brazil includes $2,476 related to São Bento and $753 related to the Vila Nova project ("Vila Nova"). ARO costs included in the Statement of Operations and Deficit include the São Bento revision of $2,476 and accretion during the year of $632.

December 31, 2008 and 2007 (expressed in thousands of U.S. dollars, unless otherwise stated)

NOTE

15

Defined benefit plans

During the year ended December 31, 2008, the company implemented a defined benefit pension program with two components: a registered pension plan ("the Pension Plan") and a non-registered supplementary pension plan ("the SERP"). These plans, which are only available to certain qualifying employees, provide benefits based on an employee's years of service and final average earnings at retirement. There are no indexation features. Annual contributions to these plans are actuarially determined and made at or in excess of minimum requirements prescribed by legislation.

The Company's plans are actuarially evaluated for funding purposes on a three-year cycle. Both of the plans were last actuarially evaluated on January 1, 2008 for funding purposes and the next required valuation will be as of January 1, 2011. The measurement date used to determine all of the accrued benefit obligation and plan assets for accounting information was December 31, 2008.

The SERP is designed to provide supplementary pension benefits to qualifying employees affected by the maximum pension limits under the Income Tax Act and the Company is not required to pre-fund any benefit obligation under the SERP.

Total cash payments

Total cash payments for pension benefits for 2008, including cash contributed to the Pension Plan and the SERP were $3,791. No cash payments were made directly to beneficiaries during the year. The Company expects to contribute $88 to the Pension Plan and $1,313 to the SERP in 2009 based on minimum funding requirements.

The estimated future pension payments for the next five years and five years thereafter are as follows:

	2009 $	2010 $	2011 $	2012 $	2013 $	2014 and later $
Estimated future pension payments	–	–	61	450	450	2,429

December 31, 2008 and 2007 (expressed in thousands of U.S. dollars, unless otherwise stated)

NOTE

15
continued

The details of the Company's benefit plans as at December 31, 2008 are as follows:

	December 31, 2008	
	Pension Plan	**SERP**
	$	**$**
Accrued benefit obligation		
Balance at beginning of year	-	-
Current service cost	104	378
Past service costs (net of qualifying transfer)	326	3,570
Qualifying transfer	561	-
Interest cost	49	197
Benefits paid	-	-
Actuarial gains	(287)	(108)
Balance at end of year	753	4,037
Plan assets		
Fair value at beginning of year	-	-
Actual return on plan assets	17	-
Employer's contribution [1]	270	-
Qualifying transfer	561	-
Benefit paid	-	-
Fair value at end of year	848	-
Funded status		
Fair value of plan assets	848	-
Accrued benefit obligation	753	4,037
Plan surplus (deficit)	95	(4,037)
Unamortized actuarial gains	(243)	(108)
Unamortized past service cost	259	2,828
Net accrued benefit asset (liability)	111	(1,317)

[1] The Company has deposited $3,505 in an investment account to fund its SERP obligation. This amount is included in restricted assets and other (note 11)

The accrued benefit asset (liability) is included in the Company's balance sheet as follows:

	December 31, 2008	
	Pension Plan	**SERP**
	$	**$**
Restricted assets and other (note 11)	111	-
Accounts payable and accrued liabilities	-	(1,317)
Total	111	(1,317)

December 31, 2008 and 2007 (expressed in thousands of U.S. dollars, unless otherwise stated)

NOTE

15
continued

The net expense recognized for the Company's defined benefit plans is as follows:

	December 31, 2008		
	Pension Plan	SERP	TOTAL
	$	$	$
Current service cost	104	378	482
Interest cost	49	194	243
Expected gains on plan assets	(45)	-	(45)
Amortization of past service costs	66	732	798
Net pension expense	174	1,304	1,478

Plan assets

The assets of the Pension Plan and the amounts deposited in the SERP account are managed by a major investment management company and are invested only in conformity with the investment requirements of applicable pension laws.

The following table summarizes the defined benefit plans' weighted average asset allocation percentages by asset category at December 31, 2008:

	Pension Plan	SERP	Combined
Cash and equivalents	6%	5%	5%
Fixed income	94%	52%	55%
Equity	0%	43%	40%
Total	100%	100%	100%

Significant assumptions

The significant assumptions used are as follows:

	December 31, 2008	
	Pension Plan	SERP
Expected long term rate of return on plan assets	6.50%	6.50%
Discount rate beginning of year	5.25%	5.25%
Discount rate end of year	7.50%	7.50%
Rate of salary escalation	4.50%	4.50%
Average remaining service period of active employees expected to receive benefits	5 years	5 years

The assumptions for the expected long-term rate of return on plan assets for the purposes of the actuarial valuation are based on the asset mix of the portfolio, historical data from similar plans and the review of projected returns by asset class.

December 31, 2008 and 2007 (expressed in thousands of U.S. dollars, unless otherwise stated)

NOTE

16 Income taxes

The significant components within the Company's future tax liability are as follows:

	December 31, 2008 $	December 31, 2007 $
Future income tax assets		
Mining interest	3,824	17,109
Loss carry forwards	30,655	113,807
Other	2,367	8,630
Liabilities	1,897	5,000
	38,743	144,546
Valuation allowance	(35,946)	(137,919)
	2,797	6,627
Future income tax liabilities		
Mining interest	61,149	16,921
Unrealized gains on foreign exchange translation and other	2,613	15,528
	63,762	32,449
Net future income tax liabilities	60,965	25,822

This is represented on the balance sheet as:

	December 31, 2008 $	December 31, 2007 $
Current future income tax assets	(175)	(959)
Current future income tax liabilities	1,097	-
Long-term future income tax liabilities	60,043	26,781
	60,965	25,822

Income tax expense differs from the amount that would result from applying the statutory Canadian federal and provincial tax rates to income before income taxes. These differences result from the following items:

	2008 $	2007 $	2006 $
Net income before taxes	181,254	57,505	3,889
Statutory tax rate	31.00%	34.12%	34.12%
Tax expense at the statutory income tax rate	56,189	19,620	1,327
Tax effect of:			
Losses not recognized	4,249	6,265	1,070
Difference in foreign tax rates	(17,792)	(2,105)	(1,895)
Foreign exchange	(3,364)	(2,738)	4,239
Sale of São Bento	(22,462)		
Change in Greek tax rate	(10,287)	-	-
Future income tax assets not previously recognized	-	-	(7,010)
Non-deductible expense and other items	5,966	1,042	2,858
Income tax expense	12,499	22,084	589

December 31, 2008 and 2007 (expressed in thousands of U.S. dollars, unless otherwise stated)

NOTE

16
continued

The two major factors causing the effective tax rate to decline from 38.41% in 2007 to 6.90% in 2008 are the tax-free gain from the sale of São Bento and the reduction of the future income tax recorded on the Frontier acquisition due to a reduction in the Greek future income tax rates from 25% to 20%.

At December 31, 2008, the Company had available losses for income tax purposes of approximately $51,943 in Canada and Greece expiring in various years from 2009 to 2028.

In addition, the Company's Brazilian subsidiaries have losses of $24,000 (December 31, 2007 – $268,000) that can be used to offset taxable income, and $24,000 (December 31, 2007 – $243,000) that can be used to offset income for social contribution tax. These losses have no expiry date and can be used to offset 30% of taxable income in any one year. The Brazilian losses declined this year due to the sale of São Bento, which at December 31, 2007 had $239,426 of losses to offset taxable income and $214,498 that could be used to offset income for social contribution tax (note 5).

17

Shareholders' equity

a. Authorized share capital

The Company's authorized share capital consists of an unlimited number of voting common shares without par value and an unlimited number of non-voting common shares without par value. At December 31, 2008 there were no non-voting common shares outstanding.

Voting common shares	**Number of shares**	**Amount $**
Balance, January 1, 2006	302,577,378	573,721
Financing, February 2006, net of issue costs	34,500,000	154,406
Shares issued upon exercise of share options, for cash	1,476,075	4,234
Shares issued upon exercise of Afcan warrants, for cash	2,594,778	5,496
Warrants reallocated to share capital upon exercise	-	902
Estimated fair value of share options exercised	-	1,302
Balance, December 31, 2006	341,148,231	740,061
Shares issued upon exercise of share options, for cash	3,060,309	9,500
Estimated fair value of share options exercised	-	3,497
Balance, December 31, 2007	344,208,540	753,058
Shares issued upon exercise of share options, for cash	3,730,155	14,730
Estimated fair value of share options exercised	-	5,571
Shares issued for acquisition of Frontier	20,339,334	158,574
Balance, December 31, 2008	368,278,029	931,933

December 31, 2008 and 2007 (expressed in thousands of U.S. dollars, unless otherwise stated)

NOTE

17
continued

b. Contributed surplus

The continuity of contributed surplus on the Consolidated Balance Sheet is as follows:

	Contributed surplus attributable to:		
	Stock-based compensation	Other	Total
	$	$	$
Balance, January 1, 2006	5,979	1,996	7,975
Credited to share capital on Afcan warrants exercised after acquisition	-	(902)	(902)
Non-cash stock-based compensation	3,542	-	3,542
Options exercised, credited to share capital	(1,302)	-	(1,302)
Balance, December 31, 2006	8,219	1,094	9,313
Non-cash stock-based compensation	7,267	-	7,267
Options exercised, credited to share capital	(3,497)	-	(3,497)
Balance, December 31, 2007	11,989	1,094	13,083
Non-cash stock-based compensation	11,866	-	11,866
Options exercised, credited to share capital	(5,571)	-	(5,571)
Balance, December 31, 2008	18,284	1,094	19,378

c. Accumulated other comprehensive income (loss)

Accumulated other comprehensive income includes the following:

	2008	2007
	$	$
Balance, beginning of period	214	275
Unrealized gains (losses) on available-for-sale investment-net of taxes	(6,431)	209
Other than temporary impairment charges	460	-
Realized gains on sale of available-for-sale investment transferred to net income	(61)	(270)
Reversal on acquisition of Frontier (note 4)	(153)	-
Balance, end of period	(5,971)	214

December 31, 2008 and 2007 (expressed in thousands of U.S. dollars, unless otherwise stated)

NOTE

18 Stock-based compensation

a. Share option plans

The Company has two share option plans ("Plans") approved by the shareholders under which share purchase options ("Options") can be granted to directors, officers, employees and consultants.

The Company's Employee Plan, as amended from time to time, was established in 1994. Subject to a 10-year maximum, Employee Plan Options generally have a five-year term. Employee Plan Options vest at the discretion of the Board of Directors at the time an Option is granted, typically in three separate tranches over two years. As at December 31, 2008, a total of 662,701 Options (December 31, 2007 - 1,618,511) were available to grant to employees, consultants or advisors under the Employee Plan.

The Company's Directors and Officers Plan ("D&O Plan") was established in 2003 and amended in 2005. Subject to a 10-year maximum, D&O Plan Options generally have a five-year term. D&O Options vest at the discretion of the Board of Directors at the time an Option is granted, typically in three separate tranches over two years. As at December 31, 2008, a total of 1,138,041 Options (December 31, 2007 - 2,999,850) were available to grant to directors and officers under the D&O Plan.

The continuity of share purchase options outstanding is as follows:

	Weighted average exercise price Cdn$	Number of options	Contractual weighted average remaining life (years)
Balance, December 31, 2006	3.82	7,276,463	2.8
Granted	6.67	4,108,125	
Exercised	3.10	(3,060,309)	
Cancelled	5.25	(100,000)	
Balance, December 31, 2007	5.36	8,224,279	3.1
Granted	5.50	8,960,000	
Exercised	3.95	(3,730,155)	
Cancelled	6.55	(15,210)	
Balance, December 31, 2008	5.71	13,438,914	3.9

At December 31, 2008, 6,119,729 share purchase options (December 31, 2007 - 5,064,193) with a weighted average exercise price of Cdn$5.69 (December 31, 2007 - Cdn$4.64) had vested and were exercisable.

December 31, 2008 and 2007 (expressed in thousands of U.S. dollars, unless otherwise stated)

Options outstanding at December 31, 2008 are as follows:

	December 31, 2008				
	Total options outstanding			Exercisable options	
Range of exercise price Cdn$	Shares	Weighted average remaining contractual life (years)	Weighted average exercise price Cdn$	Shares	Weighted average exercise price Cdn$
$3.00 to $3.99	826,100	0.8	3.48	826,100	3.48
$4.00 to $4.99	5,389,338	4.8	4.88	1,538,670	4.88
$5.00 to $5.99	1,307,138	2.8	5.42	1,047,957	5.48
$6.00 to $6.99	2,823,000	4.1	6.43	899,331	6.42
$7.00 to $7.99	3,093,338	3.4	7.20	1,807,671	7.16
	13,438,914	3.9	5.71	6,119,729	5.69

b. Stock-based compensation expense

The exercise prices of all Options granted during the period were at or above the market price at the grant date. Stock-based compensation expense is calculated using a Black-Scholes option pricing model to determine the estimated fair values of all Options granted. The value determined on the date an Option is granted is recorded over the vesting period of each respective option. This expense has been included in the undernoted expenses in the Consolidated Statements of Operations as follows:

	2008 $	2007 $	2006 $
Operating costs	1,526	1,504	359
Exploration	1,401	1,009	170
Administrative	8,939	4,754	3,013
Total	11,866	7,267	3,542

The assumptions used to estimate the fair value of Options granted during the years ended December 31, 2008, 2007 and 2006 were:

	2008	2007	2006
Risk-free interest rate (range)	2.39% - 3.48%	3.53% - 4.25%	4.0% - 4.5%
Expected volatility (range)	40% - 53%	42% - 53%	42% - 50%
Expected life (range)	3.4 years	4 years	4-5 years
Expected dividends	Nil	Nil	Nil

c. Bonus Cash Award Units plan

In August 2007, the directors adopted a Bonus Cash Award Units ("BCAU") plan with an effective date of August 2, 2007. The plan provides for the Board of Directors (the "Directors") to grant BCAUs to officers, employees and consultants subject to vesting and other conditions

December 31, 2008 and 2007 (expressed in thousands of U.S. dollars, unless otherwise stated)

NOTE

18
continued

as determined by the Directors; however, the vesting period may not exceed five years from the grant date, but may be accelerated at the discretion of the Directors. The settlement of BCAUs must be made in cash and is calculated as the excess of trading price of Eldorado shares traded on the Toronto Stock Exchange ("TSX") on the trading day on which the designated participant elects to exercise their BCAU over the trading price of Eldorado shares traded on the TSX on the grant day.

As of December 31, 2008, 587,500 BCAUs with a vesting date of February 8, 2009 were outstanding. The carrying value of the BCAUs at December 31, 2008 was $2,059, and is reflected in accrued liabilities on the balance sheet. The Company paid $1,658 in bonus cash award units in the year 2008. The related cost in the amount of $3,473 is included in general and administrative expense in the Consolidated Statements of Operations.

19

Supplementary cash flow information

	2008 $	2007 $	2006 $
Changes in non-cash working capital			
Accounts receivable and prepaids	7,504	1,976	(2,129)
Inventories	(26,057)	(16,900)	(26,222)
Accounts payable and accrued liabilities	366	16,411	(1,857)
	(18,187)	1,487	(30,208)
Supplementary cash flow information			
Income taxes paid	3,952	2,887	434
Interest paid	24,971	4,078	2,566
Non-cash investing and financing activities			
Shares issued on acquisition of Frontier	158,574	-	-
Shares received on sale of São Bento	70,000	-	-

20

Commitments

The Company's contractual obligations, not disclosed on the balance sheet, at December 31, 2008, include:

	2009 $	2010 $	2011 $	2012 $	2013 and later $
Operating leases and property expenditures	2,336	2,016	1,877	1,860	2,140
Purchase obligations	33,805	11,557	11,498	11,476	-
Totals	36,141	13,573	13,375	13,336	2,140

Purchase obligations from 2010 forward relate solely to Kişladağ operations, including the estimated commitments under the unhedged diesel fuel purchase commitments for 2010 through 2012.

December 31, 2008 and 2007 (expressed in thousands of U.S. dollars, unless otherwise stated)

NOTE

21 Capital disclosure

Eldorado's objectives when managing capital are to:

a. safeguard our ability to continue as a going concern,
b. have sufficient capital to develop our mining projects and take them into production, and
c. meet external capital requirements on our credit facilities.

The Company monitors capital based on the debt to adjusted capital ratio. Debt is defined as the total of current and long-term debt shown on the balance sheet. Adjusted capital includes all components of shareholders' equity, which includes accumulated comprehensive income, share capital, contributed surplus and deficit.

Eldorado's strategy is to keep the debt to adjusted capital ratio below 40%. The debt to adjusted capital ratio at December 31, 2008 and December 31, 2007 was nil and 14.60% respectively.

22 Financial instruments

a. Fair value

The fair value of financial instruments at December 31, 2008 and December 31, 2007 is summarized as follows:

	December 31, 2008		December 31, 2007	
	Carrying amount $	Fair value $	Carrying amount $	Fair value $
Financial Assets				
Held for trading				
Cash and cash equivalents	61,851	61,851	46,014	46,014
Restricted cash	-	-	65,710	65,710
Marketable securities	31,526	31,526	-	-
Accounts receivable and other	27,655	27,655	8,891	8,891
Derivative contract	-	-	2,956	2,956
Restricted asset and other	6,000	6,000	8,300	8,300
Available for sale				
Marketable securities	12,084	12,084	1,615	1,615
Financial Liabilities				
Accounts payable and accrued liabilities	41,342	41,342	40,452	40,452
Debt	139	139	65,561	65,561

Fair values are determined directly by reference to published price quotations in an active market, when available, or by using a valuation technique that uses inputs observed from relevant markets.

December 31, 2008 and 2007 (expressed in thousands of U.S. dollars, unless otherwise stated)

NOTE

22
continued

b. Financial risk management

Eldorado's activities expose it to a variety of financial risks, including credit risk, foreign exchange risk, interest rate risk, gold price risk and liquidity risk.

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, restricted cash and accounts receivable. Eldorado deposits its cash and cash equivalents, including restricted cash, with high credit quality financial institutions as determined by ratings agencies. As at December 31, 2008, approximately 55% of the Company's cash and cash equivalents are held with one financial institution.

The Company sells its gold bullion exclusively to large international financial institutions or on the Istanbul and Shanghai Gold Exchanges. Payment is normally in advance or within one week of receipt of shipment. The historical level of customer defaults is negligible which reduces the credit risk associated with trade receivables at December 31, 2008.

Currency risk

The Company operates principally in Canada, Turkey, China, Brazil and Greece, and is therefore exposed to foreign exchange risk arising from transactions denominated in foreign currencies.

Eldorado's cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are denominated in several currencies (mainly Canadian dollars, Turkish liras, Chinese renminbi and Brazilian real) and are therefore subject to fluctuation against the US dollar.

As a result of the acquisitions of Afcan and Frontier assets in 2005 and 2008 respectively, the Company recorded $56,600 of future income tax liabilities on mining interests which are recorded in local currencies. The future income tax liabilities are monetary items that are revalued each period-end at current exchange rates, with the gain or loss recorded in net earnings in the period.

The Company is exposed to currency risk through the following financial assets and liabilities, value added tax and other taxes recoverable and future income tax asset and liabilities denominated in currencies other than US dollars at December 31, 2008:

December 31, 2008 and 2007 (expressed in thousands of U.S. dollars, unless otherwise stated)

22

continued

	Canadian dollar	Australian dollar	Euro	Turkish lira	Chinese renminbi	Brazilian real	Peruvian sol
Cash and cash equivalents	4,618	70	139	1,280	48,453	3,487	415
Marketable securities	14,804	-	-	-	-	-	-
Accounts receivable and other	1,902	78	357	12,733	44,426	830	-
Future income tax receivable	-	-	-	-	1,197	-	-
Accounts payable and accrued liabilities	(8,549)	-	(153)	(14,233)	(155,879)	(2,113)	(165)
Future income tax liabilities	-	-	(26,390)	(15,302)	(88,144)	(2,826)	-
Net balance	12,775	148	(26,047)	(15,522)	(149,947)	(622)	250
Equivalent in US dollars	10,489	103	(36,462)	(10,140)	(22,025)	(277)	112

Based on the balances as at December 31, 2008, a 1% increase (decrease) in the exchange rates on that date would have resulted in a (decrease) increase of approximately $582 in earnings before income. There would be no effect in other comprehensive income.

Our cash flows from our operations are exposed to foreign exchange risk, as commodity sales are set in US dollars and a certain amount of our operating expenses are in the currency of the country in which our mining operations take place.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Current financial assets and financial liabilities are generally not exposed to interest rate risk because of their short-term nature. Eldorado's debt is not exposed to interest rate cash flow risk as the interest rate has been fixed at the time of each drawdown. The approximate average interest rate earned by the Company in 2008 on its cash and cash equivalents was 2.36% (2007 - 5.17%). A 10% increase or decrease in the interest earned from financial institutions on deposits and money market investments held at December 31, 2008 would result in a $0.1 million increase or decrease in the Company's after-tax net earnings.

Gold price risk and other price risk

Eldorado is subject to price risk for fluctuations in the market price of gold. Gold prices are affected by numerous factors beyond our control, including central bank sales, producer hedging activities, the relative exchange rate of the US dollar with other major currencies, global and regional demand and political and economic conditions. Worldwide gold production levels also affect gold prices, and the price of gold is occasionally subject to rapid short-term changes due to speculative activities. We have elected not to actively manage our exposure to gold price risk at this time. From time to time, we may use commodity price contracts to manage our exposure to fluctuations in the price of gold.

December 31, 2008 and 2007 (expressed in thousands of U.S. dollars, unless otherwise stated)

NOTE

22
continued

Other price risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market prices. Eldorado's other price risk includes equity price risk, whereby the Company's investments in marketable securities are subject to market price fluctuation.

Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company manages liquidity by maintaining adequate cash and cash equivalent balances and by using its lines of credit as required. Our treasury department monitors and reviews both actual and forecasted cash flows, and also matches the maturity profile of financial assets and liabilities.

23

Segmented information

During the period ended December 31, 2008, Eldorado had four reporting segments. The Brazil reporting segment includes the development activities of Vila Nova and exploration activities in Brazil. The Turkey reporting segment includes the operations of the Kişladağ mine, development activities of the Efemçukuru project and exploration activities in Turkey. The China reporting segment includes the operations of the Tanjianshan mine and exploration activities in China. The Greece reporting segment includes development activities on the Perama Hill project. The other reporting segment includes the operations of the Company's corporate office and exploration activities in other countries.

	December 31, 2008					
	Turkey	**China**	**Brazil**	**Greece**	**Other**	**Total**
	$	**$**	**$**	**$**	**$**	**$**
Net mining interests						
Producing properties	190,881	163,157	–	106	1,490	355,634
Properties under development	54,378	–	38,986	207,301	–	300,665
Other mineral interests	4,151	–	7,359	–	500	12,010
	249,410	163,157	46,345	207,407	1,990	668,309

	December 31, 2007				
	Turkey	**China**	**Brazil**	**Other**	**Total**
	$	**$**	**$**	**$**	**$**
Net mining interests					
Producing properties	175,888	149,267	7,919	956	334,030
Properties under development	38,358	–	5,317	–	43,675
	214,246	149,267	13,236	956	377,705

December 31, 2008 and 2007 (expressed in thousands of U.S. dollars, unless otherwise stated)

NOTE

23
continued

Operations

	2008					
	Turkey $	**China** $	**Brazil** $	**Greece** $	**Other** $	**Total** $
Revenue						
Gold sales	161,442	116,281	–	–	–	277,723
Interest and other income	765	387	7,661	–	1,695	10,508
	162,207	116,668	7,661	–	1,695	288,231
Expenses except the undernoted	63,506	47,652	13,399	(4,543)	19,426	139,440
Depletion, depreciation and amortization	8,190	17,201	206	–	398	25,995
Exploration	5,865	1,897	1,235	–	3,319	12,316
Loss (gain) on disposal of assets	–	1,665	(72,455)	–	16	(70,774)
Income (loss) before tax	84,646	48,253	65,276	4,543	(21,464)	181,254
Income tax recovery (expense)	(17,866)	(10,311)	5,473	10,288	(83)	(12,499)
Non-controlling interest	–	(5,099)	–	–	–	(5,099)
Net income (loss)	66,780	32,843	70,749	14,831	(21,547)	163,656

	2007				
	Turkey $	**China** $	**Brazil** $	**Corporate** $	**Total** $
Revenue					
Gold sales	94,219	78,176	6,907	–	179,302
Interest and other income	1,869	137	2,639	4,752	9,397
	96,088	78,313	9,546	4,752	188,699
Expenses except the undernoted	39,630	45,399	(1,286)	15,776	99,519
Depletion, depreciation and amortization	4,248	15,502	–	291	20,041
Exploration	6,500	102	3,588	1,444	11,634
Income (loss) before tax	45,710	17,310	7,244	(12,759)	57,505
Income tax recovery (expense)	(9,325)	(7,941)	(4,786)	(32)	(22,084)
Net income (loss)	36,385	9,369	2,458	(12,791)	35,421

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007 (expressed in thousands of U.S. dollars, unless otherwise stated)

NOTE

23

continued

	2006				
	Turkey **$**	**China** **$**	**Brazil** **$**	**Corporate** **$**	**Total** **$**
Revenue					
Gold sales	39,232	–	38,409	–	77,641
Interest and other income	310	82	1,154	5,502	7,048
	39,542	82	39,563	5,502	84,689
Expenses except the undernoted	19,248	465	36,514	10,091	66,318
Depletion, depreciation and amortization	1,489	39	–	235	1,763
Exploration	4,845	172	7,702	–	12,719
Income (loss) before tax	13,960	(594)	(4,653)	(4,824)	3,889
Income tax recovery (expense)	2,113	–	(2,636)	(66)	(589)
Net income (loss)	16,073	(594)	(7,289)	(4,890)	3,300

December 31, 2008 and 2007 (expressed in thousands of U.S. dollars, unless otherwise stated)

NOTE

24

Differences between Canadian and United States GAAP

These consolidated financial statements have been prepared in accordance with Canadian GAAP.

The material differences between Canadian GAAP and US GAAP affecting the Company are summarized below:

	2008 $	2007 $	2006 $
Statement of operations			
Net income reported under Canadian GAAP	163,656	35,421	3,300
Add (deduct) items subject to US GAAP			
Exploration costs (a)	(1,361)	(7,585)	(4,662)
Capitalized interest expense (g)	1,368	2,009	1,586
Depreciation on capitalized interest (g)	(440)	(198)	-
Bonus cash award units (h)	187	(385)	
Deferred start-up costs and revenues (b)	(2,172)	2,172	-
Depreciation related to start-up period (b)	175	(1,401)	-
Unrealized gain (loss) on derivative contracts (c)	-	873	-
Future income taxes (d)	3,280	654	607
Net income	164,693	31,560	831
Other comprehensive income (loss) for the year under Canadian GAAP	(6,185)	(61)	228
Add (deduct) items subject to US GAAP			
Pension plans (i)	(2,736)	-	-
Comprehensive income under US GAAP	155,772	31,499	1,059
Basic and diluted earnings per share - US GAAP	0.46	0.09	0.00

	2008 $	2007 $
Accumulated other comprehensive income (loss) under US GAAP		
Beginning of year	214	275
Net unrealized gain (loss) on investments (f)	(6,185)	(61)
Pension plans (i)	(2,736)	-
End of year	(8,707)	214

December 31, 2008 and 2007 (expressed in thousands of U.S. dollars, unless otherwise stated)

NOTE

24
continued

	2008 $	2007 $
Assets		
Total assets reported under Canadian GAAP	905,369	591,742
Exploration costs (a)	(30,132)	(28,771)
Future income taxes (d)	4,541	1,261
Deferred start-up costs and revenues (b)	–	2,172
Depreciation related to start-up period (b)	(1,226)	(1,401)
Unrealized gain (loss) on investments (f)	–	–
Capitalized interest expense – net (g)	4,325	3,397
Total assets under US GAAP	882,877	568,400

	2008 $	2007 $
Liabilities		
Total liabilities reported under Canadian GAAP	108,750	142,563
Pension plans (i)	2,736	–
Bonus cash award units (h)	198	385
Total liabilities under US GAAP	111,684	142,948
Non-controlling interest under Canadian and US GAAP	4,799	–
Shareholders' equity		
Shareholders' equity reported under Canadian GAAP	791,820	449,179
Cumulative adjustments to shareholders' equity		
Exploration costs (a)	(30,132)	(28,771)
Future income taxes (d)	4,541	1,261
Deferred start-up costs and revenues (b)	–	2,172
Depreciation related to start-up period (b)	(1,226)	(1,401)
Accumulated other comprehensive income - pension plans (i)	(2,736)	–
Bonus cash award units (h)	(198)	(385)
Unrealized gain on investments (f)	–	–
Interest expense capitalized – net (g)	4,325	3,397
Shareholders' equity under US GAAP	766,394	425,452

December 31, 2008 and 2007 (expressed in thousands of U.S. dollars, unless otherwise stated)

NOTE

24

continued

	2008 $	2007 $	2006 $
Cash flows (used in) generated from:			
Operating activities under Canadian GAAP	105,544	69,805	(22,508)
Exploration costs (a)	(1,361)	(7,585)	(4,662)
Deferred start-up costs and revenues (b)	-	5,159	-
Capitalized interest expense (g)	1,368	2,009	1,586
Operating activities under US GAAP	105,551	69,388	(25,584)
Investing activities under Canadian GAAP	(38,258)	(91,757)	(130,454)
Exploration costs (a)	1,361	7,585	4,662
Deferred start-up costs and revenues (b)	-	(5,159)	-
Capitalized interest expense (g)	(1,368)	(2,009)	(1,586)
Investing activities under US GAAP	(38,265)	(91,340)	(127,378)
Financing activities under Canadian and US GAAP	(51,449)	7,999	179,103
Net increase (decrease) in cash and cash equivalents for Canadian and US purposes	15,837	(13,953)	26,141
Cash and cash equivalents - beginning of year	46,014	59,967	33,826
Cash and cash equivalents - end of year	61,851	46,014	59,967

A description of US GAAP that results in differences from Canadian GAAP is as follows:

a. Exploration costs

Exploration costs are accounted for in accordance with Canadian GAAP as disclosed in note 2(i). For US GAAP purposes, exploration costs relating to unproven mineral properties are expensed as incurred until completion of an economic feasibility study, after which exploration and development costs are capitalized.

b. Deferred start-up costs and revenues

US GAAP requires that operating profits and losses from newly commissioned operations be recorded at the time the first product is shipped. Canadian GAAP records operating profits and losses from the date commercial production commences. Under Canadian GAAP, deferred start-up costs and revenues are amortized over the life of the project.

c. Derivative contracts

Under US GAAP, SFAS 133 requires that all derivatives be recorded on the balance sheet as either assets or liabilities at their fair value. Changes in the fair value of derivatives are recognized in income unless specific hedge accounting criteria are met. Commencing January 1, 2007, under Canadian GAAP, the Company adopted the new Financial Instrument Standards as disclosed in note 2. As a result of this, there are no continuing differences with respect to derivatives.

December 31, 2008 and 2007 (expressed in thousands of U.S. dollars, unless otherwise stated)

24

continued

d. Future income taxes

Under US GAAP, the Company would record an increase of $3,280 (2007 - $654) in future income tax recovery related to the reconciliation items described under items (a), (b) and (g) of this note.

e. FASB Interpretation No. 48 – Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109 (Accounting for Income Taxes) (FIN 48)

In June 2006, the Financial Accounting Standard Board (FASB) issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48), which supplements SFAS No. 109, "Accounting for Income Taxes" (SFAS No. 109), by defining the confidence level that a tax position must meet in order to be recognized in the financial statements. FIN 48 requires that the tax effect(s) of a position be recognized only if it is "more likely than not" to be sustained based solely on its technical merits as of the reporting date. The more likely than not threshold represents a positive assertion by management that a company is entitled to the economic benefits of a tax position. If a tax position is not considered more likely than not to be sustained based solely on its technical merits, no benefits of the tax position are to be recognized. The more likely than not threshold must continue to be met in each reporting period to support continued recognition of a benefit.

With the adoption of FIN 48, companies are required to adjust their financial statements to reflect only those tax positions that are more likely than not to be sustained. The Company adopted FIN 48 as of January 1, 2007. As a result of this adoption, the Company did not recognize any further increases or decreases in the liability for unrecognized tax benefits. A reconciliation of the beginning and ending amount of the unrecognized tax benefits is as follows:

	2008	2007
	$	$
Balance at January 1,	10,034	8,537
Additions based on tax positions related to the current year	–	1,343
Reductions based on tax positions related to the current year	(294)	-
Additions for tax positions of prior years	–	154
Reductions for tax positions of prior years	(2,810)	–
Balance at December 31,	6,930	10,034

As at December 31, 2008, the Company has $6,930 unrecognized tax benefits (2007 - $10,034). If recognized, none of the unrecognized tax benefit would affect the effective tax rate.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in income taxes. During the years ended December 31, 2008, 2007 and 2006, the Company recognized approximately $nil, $236 and $562 in interest and penalties. The Company had approximately $nil and $908 for paying interest and penalties accrued at December 31, 2008 and 2007 respectively.

The Company is subject to taxes in Canada, Brazil, China and Turkey. The tax years that remain subject to examination as of December 31, 2008 for these jurisdictions are:

Canada	2001 to the present
Brazil	2004 to the present
China	2007 to the present
Turkey	2004 to the present

NOTE

24
continued

f. Investments

Under US GAAP, marketable securities are classified as "held to maturity", "held for trading", or "available for sale" in accordance with FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities ("FAS 115"). Certain securities held by the Company would be classified as "available for sale" under FAS 115 and would be recorded at market value, with any unrealized gain or loss recorded in other comprehensive income.

Under Canadian GAAP prior to January 1, 2007, the Company carried its investments in public companies at cost, less provision for other than temporary declines in value. Effective January 1, 2007, with the adoption of the financial instrument standard, the Company carries these investments at fair value with unrealized gains or losses recorded in other comprehensive income. As a result there is no longer a difference.

g. Interest expense

Under Canadian GAAP, where the Company has secured debt financing to finance the cost of specific projects, interest is capitalized on the related construction and development project until the project begins commercial operation or development ceases, at which time the interest is charged to operations. Under US GAAP, interest is capitalized on an interest avoidance basis. Under this method, regardless of the application of the loan proceeds, any interest incurred is capitalized to the cost of any development or construction project to the extent of the lesser of the interest cost incurred or the amount that can be attributed to the cost of any capital development or construction costs and any uncapitalized interest is charged to operations.

h. Bonus cash award units

Under Canadian GAAP, bonus cash award units are measured at the amount by which the quoted market value of the shares covered by the grant exceeds the option price. Under US GAAP, Statement 123 (R) requires that awards classified as liabilities be measured at fair value at each reporting date. The fair value is estimated using an option pricing model.

i. Pension plans

For US GAAP purposes, the Company is required to report the overfunded asset or underfunded liability of its defined benefit pension plans on the balance sheet. Changes in the funded status are recorded through other comprehensive income. The information set out below should be read in conjunction with the information disclosed under Canadian GAAP requirements for pension plans provided in note 15.

The funded status at the end of the year and the related amounts recognized on the statement of financial position for US GAAP purposes are as follows:

December 31, 2008 and 2007 (expressed in thousands of U.S. dollars, unless otherwise stated)

NOTE

24

continued

	Pension Plan $	SERP $
Funded status as at December 31, 2008		
Fair value of plan assets	848	-
Benefit obligations	753	4,037
Funded status	95	(4,037)
Amounts recognized in the balance sheet		
Non current assets	95	-
Current liabilities	-	-
Non current liabilities	-	4,037
Funded status	95	(4,037)
Amounts recognized in other comprehensive income		
Net actuarial loss (gain)	(243)	(108)
Past service cost (credit)	259	2,828
	16	2,720

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with an accumulated benefit obligation in excess of plan assets at December 31, 2008 are as follows:

	2008 $
Accumulated benefit obligation in excess of plan assets	
Projected benefit obligation at end of year	4,145
Accumulated benefit obligation at end of year	4,037
Fair value of plan assets at end of year	-

The Company has deposited $3,505 in an investment account to fund its SERP obligation. This amount is included in restricted asset and other (note 11).

The estimated amounts that will be amortized from accumulated other comprehensive income into net periodic benefit cost in 2009 are as follows:

	Pension Plan $	SERP $
Net actuarial loss (gain)	(46)	-
Past service cost (credit)	67	741
Total	21	741

j. Adoption of new United States accounting pronouncements

i. Fair value measurements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" (SFAS No. 157), which provides a consistent definition of fair value that focuses on exit price and prioritizes, within a measurement of fair value, the use of market-based inputs over entity-specific inputs. SFAS No. 157 requires expanded disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal

December 31, 2008 and 2007 (expressed in thousands of U.S. dollars, unless otherwise stated)

years. The provisions of SFAS No. 157 were applied prospectively. The Company adopted the provisions of SFAS No. 157 on January 1, 2008, which did not have any effect on its overall financial condition and results of operations. Fair values as of December 31, 2008 were calculated as follows:

	Balance at December 31, 2008 $	Quoted Prices In Active Markets for Identical Assets $ (Level 1)	Significant Other Observable Inputs $ (Level 2)	Significant unobservable Inputs $ (Level 3)
Financial Assets				
Held for trading				
Cash and cash equivalents	61,851	61,851	-	-
Marketable securities	31,526	31,526	-	-
Accounts receivable and other	27,655	16,231	-	11,424
Restricted asset and other	6,000	6,000	-	-
Available for sale				
Marketable securities	12,084	12,084	-	-
Financial Liabilities				
Debt	139	-	-	139

SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described below:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical unrestricted assets or liabilities.

Level 2 - Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs (i.e., quoted prices for similar assets or liabilities).

Level 3 - Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

ii. Fair value option for financial assets and financial liabilities

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities - including an Amendment of SFAS No. 115" (SFAS No. 159), which permits an entity to measure certain financial assets and financial liabilities at fair value that are not currently required to be measured at fair value. Entities that elect the fair value option will report unrealized gains and losses in earnings at each subsequent reporting date. The fair value option may be elected on an instrument-by-instrument basis, with few exceptions. The Statement also establishes presentation and disclosure requirements to help financial statement users understand the effect of the

December 31, 2008 and 2007 (expressed in thousands of U.S. dollars, unless otherwise stated)

election. SFAS No. 159 is effective as of the beginning of the first fiscal year beginning after November 15, 2007 and therefore became effective for the Company as of January 1, 2008. The Company has not elected to measure any eligible items at fair value. Accordingly, the adoption of this standard has not impacted the Company's financial condition and results of operations.

k. Recent United States accounting pronouncements

i. Hierarchy of generally accepted accounting principles

In May 2008, the FASB issued FASB Statement No. 162, "The Hierarchy of Generally Accepted Accounting Principles". This Statement identifies the sources of accounting principles and the framework for selecting the principles to be used when preparing financial statements of non-governmental entities that are presented in conformity with generally accepted accounting principles in the United States. This Statement is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles". The Company does not expect any material impact on its financial position and results of operation with the adoption of this statement.

ii. Derivatives

In March 2008, the FASB issued Financial Accounting Standards No. 161, "Disclosures about Derivative Instruments and Hedging Activities – An Amendment of FASB Statement No. 133" ("FAS No. 161"). FAS No. 161 enhances the disclosure requirements under FAS No. 133 pertaining to how and why an entity uses derivative instruments, how derivative instruments and related hedge items are accounted for under FAS No. 133, and how derivative instruments and related hedge items affect an entity's financial position, financial performance and cash flows. FAS No. 161 is effective for fiscal years, and interim periods within those fiscal years, beginning after November 15, 2008. The Company is currently evaluating the potential impact of adopting this statement on the Company's derivative instrument disclosures.

iii. Effective Date of FASB Statement No. 157

In February 2008, the FASB issued Staff Position No. 157-2, "Effective Date of FASB Statement No. 157". FSP FAS 157-2 delayed the effective date of FAS No. 157 by one year (until fiscal years beginning after November 15, 2008) for non-financial assets and non-financial liabilities that are recognized or disclosed at fair value in the financial statements on a non-recurring basis. The Company is currently evaluating the potential impact of adopting this statement.

iv. Business combinations

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations", which retained the underlying concepts of SFAS No. 141 in that all business combinations are still required to be accounted for at fair value under the acquisition method of accounting. However, SFAS No. 141(R) changed the method of applying the acquisition method in a number of significant aspects.

December 31, 2008 and 2007 (expressed in thousands of U.S. dollars, unless otherwise stated)

NOTE

24
continued

SFAS No. 141(R) will require that: (1) for all business combinations, the acquirer records all assets and liabilities of the acquired business, including goodwill, generally at their fair values; (2) certain contingent assets and liabilities acquired be recognized at their fair values on the acquisition date; (3) contingent consideration be recognized at its fair value on the acquisition date and, for certain arrangements, changes in fair value will be recognized in earnings until settled; (4) acquisition-related transaction and restructuring costs be expensed rather than treated as part of the cost of the acquisition and included in the amount recorded for assets acquired; (5) in step acquisitions, previous equity interests in an acquiree held prior to obtaining control be re-measured to their acquisition-date fair values, with any gain or loss recognized in earnings; and (6) when making adjustments to finalize initial accounting, companies revise any previously issued post-acquisition financial information in future financial statements to reflect any adjustments as if they had been recorded on the acquisition date.

SFAS No. 141(R) is effective on a prospective basis for all business combinations for which the acquisition date is on or after the beginning of the first annual period subsequent to December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS No. 141(R) amends SFAS No. 109 such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of this statement should also apply the provisions of SFAS No. 141(R). This standard will be applied to all future business combinations for US GAAP purposes.

v. Non-controlling interests in consolidated financial statements

In December 2007, the FASB issued SFAS No. 160, "Non-controlling Interests in Consolidated Financial Statements, an Amendment of ARB 51" (SFAS No. 160), which amends ARB 51 to establish new standards that will govern the accounting for and reporting of non-controlling interests in partially owned consolidated subsidiaries and the loss of control of subsidiaries.

Also, SFAS No. 160 requires that: (1) non-controlling interest, previously referred to as minority interest, be reported as part of equity in the consolidated financial statements; (2) losses be allocated to the non-controlling interest even when such allocation might result in a deficit balance, reducing the losses attributed to the controlling interest; (3) changes in ownership interests be treated as equity transactions if control is maintained; and, (4) upon a loss of control, any gain or loss on the interest sold be recognized in earnings. SFAS No. 160 is effective on a prospective basis for all fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008, except for the presentation and disclosure requirements, which will be applied retrospectively. The Company is currently evaluating the effects, if any, that SFAS No. 160 may have on its financial condition and results of operations.

CONSOLIDATED FINANCIAL INFORMATION

Five-Year Summary
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts)

	2008	2007	2006	2005	2004
Balance Sheet					
Net working capital	184,816	97,625	102,164	30,456	144,017
Mining interests	668,309	377,705	311,080	209,936	75,013
Other non-current assets and restricted cash	8,349	10,538	60,538	59,088	1,224
Non-current liabilities	(64,855)	(36,689)	(77,877)	(74,553)	(13,293)
Non-controlling interest	(4,799)	–	–	–	–
Net assets	791,820	449,179	395,905	224,927	206,961
Share capital	931,933	753,058	740,061	573,721	508,373
Contributed surplus	19,378	13,083	9,314	7,976	6,232
Accumulated Other comprehensive income (loss)	(5,971)	214	–	–	–
Deficit	(153,520)	(317,176)	(353,470)	(356,770)	(307,644)
Net equity	791,820	449,179	395,905	224,927	206,961
Operations					
Revenues					
Gold revenues	277,723	179,302	77,641	29,680	33,153
Interest and other	10,508	9,397	7,048	4,117	2,762
	288,231	188,699	84,689	33,797	35,915
Operating	92,004	72,691	45,850	35,378	33,109
Depreciation, depletion and amortization	25,995	20,041	1,763	9,798	4,431
General and administrative	38,299	26,798	19,030	14,937	8,425
Exploration	12,316	11,634	12,719	7,386	4,312
Mine stand-by costs	2,432	6,575	–	–	–
Accretion of asset retirement obligation	3,108	604	661	484	430
Net operating income (loss) before the undernoted	114,077	50,356	4,666	(34,186)	(14,792)
(Gain) loss on disposal of assets	(70,774)	(3,602)	(41)	(227)	7
(Gain) loss on marketable securities held for trading	(2,475)	(221)	(904)	662	(37)
Interest and financing expense	2,940	3,415	1,586	88	25
Foreign exchange (gains) losses	176	(4,658)	(2,050)	547	(196)
Unrealized (gain) on derivative contracts	(2,956)	2,083	–	–	–
Non-controlling interest	(5,099)	–	–	–	–
Writedown of assets	–	–	2,186	13,375	–
Income tax (expense) recovery	(12,499)	(22,084)	(589)	(495)	649
Net income (loss)	163,656	35,421	3,300	(49,126)	(13,942)

CONSOLIDATED FINANCIAL INFORMATION

Five-Year Summary
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts)

	2008	2007	2006	2005	2004
Cash flows generated from (used in)					
Operating activities					
Operations before stock-based compensation	111,865	61,051	5,618	(17,390)	(7,630)
Stock-based compensation	11,866	7,267	3,542	2,426	3,720
	123,731	68,318	9,160	(14,964)	(3,910)
Non-cash working capital changes	(18,187)	1,487	(31,668)	4,478	(6,955)
	105,544	69,805	(22,508)	(10,486)	(10,865)
Investing activities					
Net mining interest investment	(109,773)	(97,297)	(100,904)	(97,940)	(22,988)
Restricted cash	71,515	5,540	(29,550)	(50,000)	-
Other	-	-	-	664	70
	(38,258)	(91,757)	(130,454)	(147,276)	(22,918)
Financing activities					
Debt proceeds, net of repayments	(66,179)	(1,501)	14,967	49,014	-
Common shares, net of issuance costs	14,730	9,500	164,136	7,184	63,708
	(51,449)	7,999	179,103	56,198	63,708
Net cash generated (used)	15,837	(13,953)	26,141	(101,564)	29,925
Cash - beginning of year	46,014	59,967	33,826	135,390	105,465
Cash - end of year	61,851	46,014	59,967	33,826	135,390

	2008	2007	2006	2005	2004
Mining Operations					
Production:					
Gold (oz.)					
Ounces production	308,802	281,135	135,653	64,298	82,024
Ounces sold	316,919	266,012	127,552	66,804	81,913
Average selling price realized ($/oz.) - sold	876	674	609	444	409
Total cash cost ($/oz.)	289	263	330	416	302

CORPORATE INFORMATION

DIRECTORS

Hugh C. Morris (1) (3)
Delta, BC, Canada
Non-executive Chairman of the Board
(Independent Director)

John S. Auston (2) (3)
West Vancouver, BC, Canada
(Independent Director)

K. Ross Cory (1) (3)
Vancouver, BC, Canada
(Independent Director)

Robert R. Gilmore (1) (2)
Denver, CO, USA

Geoffrey Handley (2) (3)
Dover Heights, NSW, Australia
(Independent Director)

Wayne D. Lenton (2)
Tucson, AZ, USA
(Independent Director)

Donald Shumka (1)
Vancouver, BC, Canada
(Independent Director)

Paul N. Wright
Vancouver, BC, Canada
President & Chief Executive Officer
Eldorado Gold Corporation

Committees of the Board of Directors
(1) Audit Committee
(2) Compensation Committee
(3) Corporate Governance and Nominating Committee

OFFICERS

Paul N. Wright
President & Chief Executive Officer

Earl W. Price
Chief Financial Officer

Norman S. Pitcher
Chief Operating Officer

Dawn L. Moss
VP, Administration and Corporate Secretary

SENIOR MANAGEMENT

Dale L. Churcher
VP, Engineering

Eduardo E. Moura
VP, Corporate Development

Paul J. Skayman
VP, Operations

Nancy E. Woo
VP, Investor Relations

Brazil Operations

Lincoln Silva
General Manager and Director
Unamgen Mineração e Metalurgia S/A

Sergio Martins
Director, Exploration & Geology
Unamgen Mineração e Metalurgia S/A

Turkey Operations

David A. Bickford
Chairman of the Board of Directors and General Manager
Tüprag Metal Madencilik Sanayi ve Ticaret Anonim Şirketi

M. Umit Akdur
Vice Chairman of the Board of Directors
Tüprag Metal Madencilik Sanayi ve Ticaret Anonim Şirketi

Mehmet Yilmaz
Director
Tüprag Metal Madencilik Sanayi ve Ticaret Anonim Şirketi

William R. Crabtree
General Manager
Kişladağ Mine

China Operations

Mark Platts
General Manager
Tanjianshan Gold Mine

Richard Li
General Manager of Eldorado Gold Corp., Beijing and Director, Qinghai Dachaidan Mining Ltd.

Alex Zhang
Manager, Exploration, China, Beijing

Greece Operations

George Markopoulos
General Manager and Director
Thracean Gold Mining SA

George Falakis
Chief Geologist
Perama Project

OFFICES

Canada

Eldorado Gold Corporation
Head Office
1188 Bentall 5
550 Burrard Street
Vancouver, BC, Canada V6C 2B5
Tel: 604-687-4018
Fax: 604-687-4026
Toll Free: 1-888-353-8166

Brazil

Unamgen Mineração e Metalurgia S/A
Avenida Olegário Maciel, 1846 -
Santo Agostinho
Belo Horizonte, MG, Brazil,
CEP 30180-112
Tel: 55-31-3292-1617

Turkey

Tüprag Metal Madencilik Sanayi ve Ticaret Anonim Şirketi
Iran Caddesi
Turan Emeksiz Sok. No. 1
06700 Gaziosmanpasa, Ankara, Turkey
Tel: 90-312-468-4536
Fax: 90-312-468-2646

Kişladağ Mine
Kişladağ Altin Madeni
Gumuskol Koyu Ovacik Mevkii
64900 Ulubey, Usak, Turkey

Efemçukuru Project
Cumhuriyet Meydanı
Cumhuriyet Apt. No: 12
1001-1002 Alsancak, Izmir, Turkey

China

Eldorado Gold Corporation
Room 1101 - 11th Floor, Tower B,
Wanda Plaza
No. 93 Jianguo Road,
Chaoyang District
Beijing, China 100022
Tel: 86-10-5820-5477
Fax: 86-10-5820-5476

CORPORATE INFORMATION

Qinghai Dachaidan Mining Ltd.
Room 501, Huizhi Business Building
No: 16 Wusi West Road
Xining, Qinghai, PRC 81008

Tanjianshan Mine
Dachaidan County
Haixi District
Qinghai Province, PRC

Greece

Thracean Gold Mining SA
27, Omirou Street
Athens, Greece, 10672
Tel: 30-210-3633930
Fax: 30-210-3633383

Alexandroupolis Office
51, Venizelou Street
68100 Alexandroupolis, Greece
Tel: 30-25510-81887
30-25510-80987
Fax: 30-25510-35613

LEGAL COUNSEL

Fasken Martineau DuMoulin LLP
Vancouver, BC, Canada

Dorsey & Whitney LLP
Denver, CO, USA

AUDITORS

PricewaterhouseCoopers, LLP
Chartered Accountants
Vancouver, BC, Canada

SHAREHOLDER INFORMATION

Transfer Agent

Valiant Trust Company
600-750 Cambie Street
Vancouver, BC, Canada V6B 0A2
Shareholder Inquiries Line (Toll Free): 1-866-313-1872

Stock Exchange

The Toronto Stock Exchange
Stock Symbol: ELD

The New York Stock Exchange Amex
Stock Symbol: EGO

Sources of Shareholder Information

This Annual Report is one of several sources of information for shareholders of Eldorado Gold Corporation.

Other sources include:

The audited comparative financial statements published annually.

The comparative interim financial statements published quarterly.

The Management Proxy Circular describing the matters to be considered at the Annual Meeting of Shareholders.

The Annual Information Form, Form 40F and other corporate and continuous disclosure documents available on the Company's website, CDS SEDAR website (www.sedar.com) and the US Securities and Exchange Commission EDGAR website (www.edgar-online.com).

Website Address:
www.eldoradogold.com

Investor Relations Email:
info@eldoradogold.com

FORWARD-LOOKING STATEMENTS

Certain statements and information in this Annual Report, including all statements that are not historical facts, contain forward-looking statements and forward-looking information within the meaning of applicable US and Canadian securities laws. Such forward-looking statements or information include, but are not limited to, statements or information with respect to financial disclosure, estimates of future production the future price of gold, estimation of mineral reserves and resources and estimates of exploration and development capital expenditures, permitting and our goals and strategies. Often, these statements include words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate" or "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

With respect to forward-looking statements and information included in this report, we have made numerous assumptions including among other things, assumptions about the price of gold, anticipated costs and expenditures and our ability to achieve our goals. Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. By their nature, forward-looking statements and information are based on assumptions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements or information. Such risks, uncertainties and other factors include among other things the following: gold price volatility; discrepancies between actual and estimated production and mineral reserves and resources; the speculative nature of gold exploration; mining operational and development risk; ability to obtain financing; currency fluctuations; environmental risks; global economic climate; ability to complete acquisitions; share price volatility; and community and non-governmental actions and regulatory risks.

See our Annual Information Form and our quarterly and annual MD&A for additional information on risks, uncertainties and other factors relating to the forward-looking statements and information. Although we have attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in the forward-looking statements or information, there may be other factors that cause actual results, performances, achievements or events not to be anticipated, estimated or intended. Also, many of the factors are beyond our control. Accordingly, readers should not place undue reliance on forward-looking statements or information. We undertake no obligation to reissue or update forward-looking statements or information as a result of new information or events after the date of this report except as may be required by law. All forward-looking statements and information made in this document are qualified by this cautionary statement.

The terms "mineral reserve," "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") CIM Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council as may be amended from time to time by the CIM.

The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the United States Securities and Exchange Commission ("SEC") Industry Guide 7. Under SEC Industry Guide 7 standards, a "Final" or "Bankable" feasibility study is required to report reserves, the three-year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and disclosed in accordance with the requirements of NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility studies, except in rare cases.

Accordingly, information contained in this report and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by US companies subject to the reporting and disclosure requirements under US federal securities laws and the rules and regulations thereunder.



Corporate Office: 1188 - 550 Burrard Street, Bentall 5, Vancouver, BC, Canada V6C 2B5
Telephone: (604) 687-4018 **Fax:** (604) 687-4026 **Email:** info@eldoradogold.com
TSX: ELD **NYSE-A:** EGO
www.eldoradogold.com